EXHIBT 2.1
Execution Version

STOCK PURCHASE AGREEMENT
BY AND AMONG
KNIGHT LIBERTAS HOLDINGS LLC,
KCG HOLDINGS, INC.,
AND
UFG HOLDINGS LLC,

DATED AS OF JULY 29, 2013

i

EXHIBITS:

Exhibit A	Transition Services Term Sheet
Exhibit B	Form of Notice of Change in Control
Exhibit C	Repurchase Facility Term Sheet
Exhibit D	Indemnification Procedures
Exhibit E	Pre-Closing Net Income Accounting Procedures
Exhibit F	Form of Schedule of Pending Mortgage Loan Repurchase Obligations

INDEX OF DEFINED TERMS

Page
AAA	63
Accountant	15
Accrued Expenses	2
Action	2
Affiliate	2
Agencies	2
Agreement	1
Applicable Requirements	2
Balance Sheet	14
blue penciling	45
Business Day	2
Cap	58
Cash	2
Cleanup	4
Closing	16
Closing Date	16
Code	2
Combined Tax Return	3
Company	1
Company Benefit Plan	24
Company Employee	3
Company Financial Information	23
Company Intellectual Property	31
Company Material Adverse Effect	3
Company Permits	4, 27
Company Reports	27
Confidentiality Agreement	41
Contract	4
Controlling Party	55
Conversion	50
Custodial File Documents	4
Damages	4
De Minimis Amount	58
De Minimis Claim	58
Deductible	58
Determination Time	14
Disclosure Letter	4
Earn-Out Notice	18
Earnout Payment	18

v

Effective Date	1
Employment Agreement	4
Enforceability Exceptions	21
Environmental Laws	4
Equity Interests	4
ERISA	5
ERISA Affiliate	10
Estimated Accrued Expenses	14
Estimated Balance Sheet	14
Estimated Cash	14
Estimated Closing Payment	5
Estimated Net Loans Adjustment	14
Estimated Poolable Advances	14
Estimated Pre-Closing Net Income	19
Estimated Pre-Closing Net Income Amount	5
Estimated Pre-Closing Net Income Statement	19
Estimated Pre-Paid Expenses	14
Estimated Statements	14
Excluded Taxes	5
F Reorganization	1
Federal Funds Rate	5
FHA	5
Final Allocation	16
Final Closing Payment	5
Final Pre-Closing Net Income Amount	5
Final Statement	15
FIRPTA Certificate	17
FNMA	6
Former Company Employee	10
GAAP	6
GNMA	6
Governmental Authority	6
Hazardous Materials	6
HECM Loan	6
HECM Program	6
HUD	6
HUD Handbook	6
Indebtedness	6
Indemnified Party	1
Indemnifying Party	1
Initial Allocation	16
Insurance Policies	32

Insurer	7
Intellectual Property	7
Interests	1
Investor	7
Knight	41
Knowledge	7
Law	7
Leased Real Property	8
Leases	8
LFH	8
Liability	8
Lien	8
Material Contracts	28
Merger Sub	1
Mortgage Loan	8
Mortgage Loan Repurchase Obligations	35
Net Loans Adjustment	8
Net Loans Amount	8
Net Loans Target	8
NewCo	1
Non-Controlling Party	55
Notice	1
Order	8
Ordinary Course	37
Outside Date	57
Parties	1
Party	1
Permits	9
Permitted Lien	9
Person	9
Poolable Advances	9
Pre-Closing Net Income	9
Pre-Closing Separate Tax Return	53
Pre-Closing Tax Period	9
Pre-Paid Expenses	10
Purchase Price	17
Purchaser	1
Purchaser Benefit Plans	46
Purchaser Fundamental Representations	59
Purchaser Indemnified Parties	58
Purchaser Material Adverse Effect	10
Purchaser Tax Indemnitees	52

Regulatory Agreement	10
Release	10
Representatives	47
Repurchase Facility	48
Restricted Business	44
Restricted Cash	10
Restructuring Steps	1
Retained Assets	10
Seller	1
Seller Benefit Plan	10
Seller Consents	22
Seller Expenses	10
Seller Guarantees	47
Seller Indemnified Parties	58
Serviced Loan	11
Servicing Advances	11
Servicing Agreement	11
Servicing Rights	11
Shares	1
Sold Mortgage Loan	11
SRO	11
State Agencies	12
Statements	14
Straddle Period	12
Straddle Period Tax Return	53
Subsidiary	12
Tax	12
Tax Claim	12
Tax Item	12
Tax Proceeding	12
Tax Return	12
Taxing Authority	12
Transaction Documents	62
Transfer Taxes	12
Transition Services Agreement	13
Treasury Regulations	13
Uncontested Claims	3
Warehouse Facility	13
Warehouse Loan	13
WIMC	13

STOCK PURCHASE AGREEMENT
This STOCK PURCHASE AGREEMENT (this “Agreement”) is entered into as of July 29, 2013 (the “Effective Date”), by and among Knight Libertas Holdings LLC, a Delaware limited liability company (“Seller”), UFG Holdings LLC, a Delaware limited liability company (“Purchaser”), and KCG Holdings, Inc., a Delaware corporation (“KCG” and together with Seller and Purchaser, the “Parties,” and each, individually, a “Party”)).
RECITALS
WHEREAS, Seller is the sole record owner of one hundred percent (100%) of the issued and outstanding shares of common stock, having a par value of one dollar ($1.00) per share (the “Shares”), of Urban Financial Group, Inc., an Oklahoma corporation (the “Company”);
WHEREAS, before the Closing Date, if Purchaser notifies Seller in writing that it has determined that the Restructuring Steps will not have any adverse state tax impact on Purchaser or the Company after the Closing or adversely affect the ability to satisfy the conditions to Closing hereunder, which determination shall not be unreasonably withheld or delayed, Seller shall cause the Company to form a new Delaware corporation (“NewCo”) and shall cause NewCo to form a new Delaware corporation (“Merger Sub”), and thereafter Seller shall cause Merger Sub to merge with and into the Company with the Company surviving as a wholly owned Subsidiary of NewCo (together, the “Restructuring Steps”);
WHEREAS, following the completion of the Restructuring Steps, if any, but in any event before the Closing Date, Seller shall cause the Company to be converted from an Oklahoma corporation to a Delaware limited liability company, which will be treated as an entity disregarded from its owner for U.S. federal income Tax purposes (such conversion, together with the Restructuring Steps, if any, the “F Reorganization”), and the Shares will be converted into membership interests of the Company (the “Interests”);
WHEREAS, Seller wishes to sell to Purchaser, and Purchaser wishes to purchase from Seller, all of the Interests, upon the terms and subject to the conditions of this Agreement; and
WHEREAS, simultaneously with the Closing under this Agreement, Seller, Purchaser and certain of their respective Affiliates desire to enter into other agreements in connection with the transactions contemplated hereby.
NOW, THEREFORE, in consideration of the mutual promises and covenants set forth below and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, and intending to be legally bound, the Parties hereby agree as follows:
ARTICLE I
DEFINITIONS

Section 1.1    Certain Defined Terms. For the purposes of this Agreement, unless the context requires otherwise, the following terms shall have the following meanings:
“Action” shall mean any lawsuit, claim, proceeding, litigation, arbitration or action, whether at law or in equity.
“Accrued Expenses” shall mean the accounts payable, employer related accruals, accrued compensation expense and other accrued expenses and accrued Liabilities of the Company determined in accordance with GAAP, consistently applied, in each case, as of the Determination Time, but excluding, for the avoidance of doubt, (i) Accrued Expenses with respect to which checks, drafts or other instruments have been issued by the Company against such amounts and that have resulted in a reduction in Estimated Cash and Cash for purposes of Section 2.2 and (ii) any Excluded Taxes or other Taxes payable for which Seller is liable pursuant to Article VIII.
“Affiliate” shall mean, with respect to any Person, any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by or is under common control with such first Person. The term “control” (including its correlative meanings “controlled by” and “under common control with”) shall mean possession, directly or indirectly, of power to direct or cause the direction of management or policies (whether through ownership of securities or partnership or other ownership interests, by contract or otherwise).
“Agencies” shall mean FHA, FNMA, GNMA, HUD and State Agencies, as applicable.
“Applicable Requirements” shall mean and includes, as of the time of reference, with respect to the Company’s origination, servicing, insuring, purchase, sale or filing of claims in connection with Mortgage Loans, all contractual obligations of the Company related to such Mortgage Loans (including any contained in a related Mortgage Loan document, any applicable Servicing Agreement or any applicable Agency guides, rules or procedures, including, without limitation, guides, rules and procedures relating to the origination, purchase, sale, securitization and servicing of the applicable Mortgage Loans).
“Business Day” shall mean any day other than a Saturday, Sunday or day on which banking institutions in New York are authorized or obligated by law or executive order to be closed.
“Cash” shall mean the cash and cash equivalents (in each case, other than Restricted Cash) of the Company, in each case, as of the Determination Time. Cash shall be calculated in accordance with GAAP, consistently applied. Cash held in a deposit, securities or other account of Company will be adjusted to the extent checks, drafts or other instruments have been issued by the Company against that account but have not been processed through such account.

“Code” shall mean the Internal Revenue Code of 1986, as amended.
“Company Employee” shall mean any employee employed by the Company as of the Effective Date and those persons listed on Section 1.1(a) of the Disclosure Letter.
“Combined Tax Return” shall mean any combined, consolidated, or unitary Tax Return.
“Company Material Adverse Effect” shall mean any change, event, condition, development, circumstances, fact, occurrence or effect that, individually or in the aggregate, (a) is materially adverse to the business, results of operations or financial condition of the Company, taken as a whole or (b) is materially adverse to the ability of Seller to perform its obligations under this Agreement or to consummate the transactions contemplated hereby; provided, however, that, with respect to clause (a) only, no change, event, condition, development, circumstances, fact, occurrence or effect resulting from any of the following shall be deemed to constitute, or shall be taken into account in determining whether there has been, a “Company Material Adverse Effect”: (i) changes in economic, business, monetary or financial conditions generally, including changes in prevailing interest rates, credit markets, market conditions or trends in the industry in which the Company operates, excluding such changes that result from changes to the Laws or Agency guides, rules or procedures applicable to home equity conversion mortgages or reverse mortgage programs operated by FHA, HUD, FNMA or GNMA in effect on the Effective Date, (ii) changes in global or national political conditions, including the outbreak or escalation of war or acts of terrorism, (iii) earthquakes, hurricanes, tsunamis, typhoons, lightning, hailstorms, blizzards, tornadoes, droughts, floods, cyclones, arctic frosts, mudslides, wildfires and other natural disasters, weather conditions and other force majeure events, (iv) changes after the Effective Date in applicable Law (including any proposed Law) or the interpretation thereof (excluding such changes that result from changes to the Laws or Agency guides, rules or procedures applicable to home equity conversion mortgages or reverse mortgage programs operated by FHA, HUD, FNMA or GNMA in effect on the Effective Date) or changes in GAAP or accounting principles or the interpretation thereof, (v) any failure by the Company to meet any internal or published industry analyst projections or forecasts or estimates of revenue or earnings for any period (it being understood that the facts and circumstances giving rise to such failure that are not otherwise excluded from the definition of Company Material Adverse Effect may be taken into account in determining whether there is or has been a Company Material Adverse Effect unless otherwise excluded pursuant hereto), (vi) changes attributable to the execution, announcement or pendency of this Agreement or the transactions contemplated hereby (excluding the Restructuring Steps) or by the Agreement and Plan of Merger by and among GETCO Holding Company, LLC, GA-GTCO, LLC and Knight Capital Group, Inc. (including any loss of customers resulting therefrom), (vii) any loss of Company Employees between the Effective Date and Closing, or (viii) any effect arising out of any action required to be taken by this Agreement or taken by Seller or any of its Affiliates with the prior written consent of Purchaser (excluding the Restructuring Steps); provided, that any adverse effects resulting from matters described in any of the foregoing clauses (i), (ii), (iii) or (iv) may be taken into account in determining whether there is or has been a Company Material Adverse Effect to the extent, and only to the extent, that they have a materially disproportionate effect on the Company relative to other third-party entities that are similarly situated to the Company.
“Cleanup” shall mean all actions required to cleanup, remove, treat or remediate Hazardous Materials in the indoor or outdoor environment.
“Company Permits” shall mean the Permits set forth on Section 4.17(a) of the Disclosure Letter.
“Contract” shall mean, with respect to any Person, any agreement, undertaking, contract, lease, license, obligation, promise, indenture, deed of trust or other instrument, document or agreement by which that Person, or any of its properties, rights or assets, is bound or subject.
“Custodial File Documents” shall mean, with respect to any Mortgage Loan all original related documents required to satisfy GNMA requirements and/or Applicable Requirements.
“Damages” shall mean all actions, claims, costs, damages, obligations, disbursements, penalties, losses, liabilities, expenses (including reasonable attorneys’ fees, costs of collection and other costs of defense), assessments, monetary judgments, dues, fines, fees, settlements or deficiencies; provided, that in no event shall “Damages” include any amounts due as interest under the Repurchase Facility or any fees or expenses of third parties incurred by the Parties in connection with the Repurchase Facility, including but not limited to custodial fees, and provided, further, that with respect to damages incurred in connection with the Parties’ respective obligations to repurchase any Mortgage Loan under Section 6.12 hereof, “Damages” shall mean only such Party’s realized losses (net of any recovery on any sale or other disposition on such Mortgage Loan)) and expenses (including reasonable attorneys’ fees, costs of collection and other costs of defense) relating to such repurchased Mortgage Loan.
“Disclosure Letter” shall mean the Disclosure Letter attached hereto.
“Employment Agreement” shall mean a Contract or offer letter of the Company or any of its Affiliates with or addressed to any Company Employee or Former Company Employee to which the Company or any of its Affiliates has any actual or contingent liability or obligation to provide compensation and/or benefits in consideration for past, present or future services, including any such arrangements entered into or amended after the Effective Date in accordance with Section 6.1(b)(xiii)(B), but excluding any Seller Benefit Plan.
“Environmental Laws” shall mean all Laws relating to pollution or protection of the environment or of human health and safety, including Laws relating to Releases or threatened Releases of Hazardous Materials or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, Release, transport or handling of Hazardous Materials.
“Equity Interests” shall mean (i) the shares of capital stock of a corporation; (ii) the partnership interests (general, limited or otherwise) of any partnership; (iii) the membership or other ownership interest of any limited liability company; (iv) the equity securities or other ownership interests of any kind of any other legal entity; (v) any option, warrant or other right to convert into or otherwise receive any of the foregoing; or (vi) any interest that is paid or payable in cash and is based upon the value of any of the foregoing; in any such case, whether owned or held beneficially, of record or legally.
“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.
“Estimated Pre-Closing Net Income Amount” shall mean an amount equal to Estimated Pre-Closing Net Income for the period beginning at the Determination Time and ending as of immediately prior to the Closing Date.
“Estimated Closing Payment” shall mean an amount equal to (i) $39,000,000; plus (ii) Estimated Cash; plus (iii) the amount of Estimated Poolable Advances; plus (iv) Estimated Pre-Paid Expenses, minus (v) the Estimated Accrued Expenses; and plus or minus (as applicable) (vi) the Estimated Net Loans Adjustment; in each case, as of the Determination Time.
“Excluded Taxes” shall mean (i) any Liability for Taxes of Seller or any of its Affiliates (other than the Company) for or applicable to any period, (ii) any Taxes of, or relating to, the Company for, or applicable to, any Pre-Closing Tax Period, (iii) any Liability for Taxes (imposed as a result of Treasury Regulation Section 1.1502-6, any analogous or similar state, local, or non-U.S. Law or otherwise) of any Person with whom the Company has ever joined (or been required to join) in filing any Combined Tax Return, (iv) any payments required to be made under any Tax sharing, Tax indemnity, Tax allocation or similar contracts (whether or not written) to which the Company was obligated, or was a party, on or prior to the Closing Date, (v) any Taxes resulting from the F Reorganization and (vi) any Transfer Taxes for which Seller is responsible pursuant to Section 8.9.
“Federal Funds Rate” shall mean the offered rate as reported in The Wall Street Journal in the “Money Rates” section for reserves traded among commercial banks for overnight use in amounts of one million dollars or more on the Business Day immediately prior to the day on which a payment is due hereunder.
“FHA” shall mean The Federal Housing Administration of HUD, or any successor thereto.

“Final Pre-Closing Net Income Amount” shall mean an amount equal to Pre-Closing Net Income for the period beginning at the Determination Time and ending as of immediately prior to the Closing Date.
“Final Closing Payment” shall mean an amount equal to (i) $39,000,000; plus (ii) Cash; plus (iii) the amount of Poolable Advances; plus (iv) Pre-Paid Expenses, minus (v) the Accrued Expenses; and plus or minus (as applicable) (vi) the Net Loans Adjustment; in each case, as of the Determination Time.
“FNMA” shall mean The Federal National Mortgage Association, or any successor thereto.
“GAAP” shall mean U.S. generally accepted accounting principles as in effect as of the Effective Date, applied on a consistent basis. For the avoidance of doubt, in the event of any inconsistency between the Company’s accounting practices and GAAP, GAAP shall prevail.
“GNMA” shall mean the Government National Mortgage Association, or any successor thereto.
“Governmental Authority” shall mean any national, federal, state, local, foreign or other judicial, legislative, executive, regulatory or administrative authority, agency, commission, board, court or any SRO or arbitrator, including the Agencies.
“Hazardous Materials” shall mean any gasoline or petroleum (including crude oil or any fraction thereof) or petroleum products, polychlorinated biphenyls, urea-formaldehyde insulation, toxic molds, asbestos, and any other material, substance, chemical or waste (or combination thereof) that is listed, defined, designated, regulated or classified as hazardous, toxic, radioactive, dangerous, a pollutant, a contaminant, petroleum, oil or words of similar meaning or effect under, or that could give rise to Liability pursuant to, any Environmental Law, including any relating to pollution, waste or the environment.
“HECM Loan” shall mean a home equity conversion mortgage loan.
“HECM Program” shall mean the Home Equity Conversion Mortgage program administered by FHA.
“HUD” shall mean the United States Department of Housing and Urban Development, or any successor thereto.
“HUD Handbook” shall mean the Regulations promulgated by HUD under the National Housing Act, codified in Title 24 of the Code of Federal Regulations, and other HUD issuances relating to HECM Loans, including, but not limited to, the HUD Home Equity Conversion Mortgage Handbook 4235.1 REV-1, HUD Handbook 4330.1 REV-5 and any subsequent revisions thereto and any other handbook or mortgagee letters, circulars, notices or other issuances issued by HUD applicable to the Mortgage Loans, as amended, modified, updated or supplemented from time to time.
“Indebtedness” shall mean with respect to any Person, without duplication, (i) indebtedness for borrowed money, (ii) indebtedness evidenced by bonds, notes, debentures or similar instruments, (iii) capitalized lease obligations, (iv) all obligations under letters of credit issued for the account of such Person and performance or payment bonds to the extent drawn or demanded to be paid, (v) matured reimbursement obligations with respect to bankers’ acceptances, surety bonds, other financial guarantees and interest rate protection agreements (without duplication of other indebtedness supported or guaranteed thereby), (vi) any indebtedness or other liability or obligation for the deferred and unpaid purchase price of property, (vii) all liabilities under any sale and leaseback transaction, any synthetic lease or tax ownership operating lease transaction, (viii) all obligations with respect to hedging, swaps or similar arrangements (which amount shall be calculated based on the amount that would be payable by such Person if the hedging, swaps or similar arrangements were terminated on the date of determination), (ix) any guaranty of any indebtedness or Liabilities of another Person of a type described in clauses (i) through (viii) above, (x) any indebtedness or other Liability of a type described in clauses (i) through (ix) above secured by a Lien on any property of such Person, and (xi) any accrued and unpaid interest, premium, penalty, make-whole, breakage, fees and expenses owing by such Person with respect to any indebtedness of a type described above.
“Insurer” shall mean FHA or any private mortgage insurer and any insurer or guarantor under any standard hazard insurance policy, any federal flood insurance policy, any title insurance policy, any earthquake insurance policy or other insurance policy, and any successor thereto, with respect to any mortgage loan or the mortgaged property.
“Intellectual Property” shall mean in any jurisdiction, any and all (i) patents and patent applications (including reissues, reexaminations, continuations, divisions, continuations-in-part, extensions, revisions and counterparts thereof in any jurisdiction), patent disclosures and revalidations, (ii) trademarks, trade dress, service marks, corporate names, trade names, d/b/a names, domain names, icons, logos, slogans, social media identifiers or other indicators of source or origin, including all applications and registrations therefor (and extensions thereof) and all goodwill associated therewith, (iii) copyrights (whether registered or unregistered) and all copyright registrations and applications for registration of copyrights, and any renewals or extensions thereof, (iv) rights in computer programs (whether in source code, object code, or other form), algorithms, databases, compilations and data, technology supporting the foregoing, (v) trade secrets and proprietary or confidential information and rights in any jurisdiction to limit the use or disclosure thereof by any Person, (vi) inventions, discoveries and know-how whether patentable or not in any jurisdiction and whether or not reduced to practice and (vii) any and all intellectual property rights relating to any of the foregoing.

“Investor” shall mean FNMA, GNMA, any private investor, any other owner of any of the Mortgage Loans, or, with respect to those Mortgage Loans that have been securitized, the trustee, mortgage servicer, custodian and any other Persons imposing obligations with respect thereto.
“Knowledge” shall mean, with respect to Seller, the actual knowledge, after due inquiry, of the individuals set forth in Section 1.1(b) of the Disclosure Letter, and, with respect to Purchaser, shall mean the actual knowledge, after due inquiry, of the individual set forth in Section 1.1(c) of the Disclosure Letter.
“Law” shall mean any law (including common law), ordinance, judgment, order, decree, injunction, statute, treaty, rule or regulation enacted or promulgated by any Governmental Authority.
“Leased Real Property” shall mean any leasehold or subleasehold estates and other rights to use or occupy any land, buildings, structures, fixtures or other interest in real property that are used in the business of the Company.
“Leases” shall mean all leases, subleases, licenses or other agreements, including all amendments, extensions, renewals, guaranties or other agreements with respect thereto, pursuant to which the Leased Real Property is held or used.
“Liability” shall mean any Indebtedness, liability, commitment, obligation, claim or cause of action of any kind whatsoever, whether due or to become due, known or unknown, accrued or fixed, absolute or contingent, or otherwise.
“LFH” shall mean Libman Family Holdings, LLC, a Connecticut limited liability company.
“Lien” shall mean, with respect to any property, any lien, security interest, mortgage, pledge, hypothecation, assignment, claim, interest, option, limitation on voting rights, right of preemption, right to acquire or trust arrangement for the purpose of providing security, restriction or encumbrance relating to that property, of any nature whatsoever, whether consensual, statutory or otherwise.
“Mortgage Loan” shall mean any forward mortgage, home equity conversion mortgage loan or reverse mortgage with respect to which the Company (a) performed one or more of the following functions: (i) took the loan application, (ii) processed the loan application, (iii) underwrote the loan application, (iv) purchased the loan or (v) closed or funded the loan or (b) currently owns the servicing rights.
“Net Loans Amount” shall mean an amount equal (i) to the outstanding principal balance of whole loans originated or purchased by the Company, excluding market value adjustments, eligible for securitization that have not been securitized, plus (ii) premiums or discounts associated with such whole loans that have been paid to brokers or closed loan sellers, plus (iii) direct loan origination costs incurred by the Company in connection with the origination of such whole loans, and minus (iv) the amount of secured financing incurred by the Company in connection with such whole loans, in each case, as of the Determination Time and without duplication. All components of the Net Loans Amount shall be determined in accordance with GAAP, consistently applied.
“Net Loans Adjustment” shall mean (a) the Net Loans Amount minus (b) the Net Loans Target. For the avoidance of doubt, the Net Loans Adjustment may be a positive or negative number.
“Net Loans Target” shall mean $14,051,265.
“Order” shall mean any statute, rule, regulation, judgment, decree, injunction, writ, stipulation, determination or other order (whether temporary, preliminary or permanent) that a Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered.
“Permits” shall mean any licenses, franchises, grants, authorizations, permits, easements, variances, exceptions, waivers, consents, clearances, certificates, approvals or other similar authorizations.
“Permitted Lien” shall mean the following Liens: (i) Liens disclosed on the latest balance sheet included in the Company Financial Information; (ii) Liens for Taxes, assessments or other governmental charges or levies that are not yet due or payable or that are being contested in good faith by appropriate proceedings or for which an adequate reserve has been established and reflected, in accordance with GAAP, on the latest balance sheet included in the Company Financial Information; (iii) statutory Liens of landlords and Liens of carriers, warehousemen, mechanics, materialmen, workmen, repairmen and other similar Liens imposed by Law and on a basis consistent with past practice and in the Ordinary Course with respect to liabilities (other than Indebtedness) that are not yet due or payable or that are being contested in good faith by appropriate proceedings and for which an adequate reserve has been established and reflected, in accordance with GAAP, on the latest balance sheet included in the Company Financial Information; (iv) Liens incurred or deposits made in the Ordinary Course in connection with workers’ compensation, unemployment insurance or other types of social security; (v) Liens created by an Agency in the Ordinary Course; (vi) Liens incurred in the Ordinary Course securing obligations or Liabilities that are not material to the Company; and (vii) with respect to real property (A) defects or imperfections of title; (B) easements, declarations, covenants, rights-of-way, restrictions and other charges, instruments or encumbrances affecting title to real estate; (C) zoning ordinances, variances, conditional use permits and similar regulations, permits, approvals and conditions; and (D) Liens not created by Seller or the Company that affect the underlying fee interest of any leased real property, including master leases or ground leases and any set of facts that an accurate up-to-date survey would show; provided, however, that (with respect to this clause (vii) only) any such item does not, individually or in the aggregate with other such items, materially interfere with the ordinary conduct of the Company or materially impair the continued use and operation of such real property.

“Person” shall mean any individual, corporation, business trust, partnership, association, limited liability company, unincorporated organization or similar organization, or any Governmental Authority.
“Poolable Advances” shall mean the outstanding principal balance of advances, excluding market value adjustments, eligible for securitization that have not been securitized excluding advances which are temporarily or permanently not eligible for securitization determined on a consistent basis as of the Determination Time.
“Pre-Closing Net Income” shall mean net income of the Company determined in accordance with GAAP, consistently applied, and subject to specific accounting principles and limits set forth in Exhibit E.
“Pre-Closing Tax Period” shall mean any taxable period ending on or before the Closing Date and the portion of any Straddle Period that ends on the Closing Date.
“Pre-Paid Expenses” shall mean the amounts that are pre-funded for pre-paid software, insurance and rent and listed within the “other assets” category of the balance sheet set forth in Exhibit E. Pre-Paid Expenses shall not include any allocations from KCG.
“Purchaser Material Adverse Effect” shall mean any change, event, condition, development, circumstances, fact, occurrence or effect that, individually or in the aggregate, is materially adverse to the ability of Purchaser to perform its obligations under this Agreement or the Transaction Documents or to consummate the transactions contemplated hereby or thereby on a timely basis.
“Regulatory Agreement” shall mean any agreement, consent agreement or memorandum of understanding with, or any commitment letter or similar undertaking to, or any Order by, or any supervisory letter from, any Governmental Authority.
“Release” shall mean any release, spill, emission, discharge, leaking, pumping, pouring, emptying, escaping, dumping, injection, deposit, disposal, dispersal, leaching or migration into the indoor or outdoor environment (including ambient air, surface water, groundwater and surface or subsurface strata) or into or out of any property, including the movement of Hazardous Materials through or in the air, soil, surface water, groundwater or property.
“Restricted Cash” shall mean cash held by a third party as a security deposit or other form of collateral or security in respect of a payment or performance obligation of the Company to which the Company does not have unrestricted access and shall be calculated in accordance with GAAP, consistently applied, as of the Determination Time. Cash held in a deposit, securities or other account of Company will be adjusted to the extent that checks, drafts or other instruments have been issued by the Company against that account but have not been processed through such account.

“Retained Assets” shall mean (a) the intercompany receivable and (b) the deferred tax assets, in each case existing as of immediately prior to the Closing, as set forth on Exhibit E.
“Seller Benefit Plan” shall mean each deferred compensation and each bonus or other incentive compensation, equity compensation plan, “welfare” plan, fund or program (within the meaning of Section 3(1) of ERISA); “pension” plan, fund or program (within the meaning of Section 3(2) of ERISA); and each other employee benefit plan, fund, program, agreement or arrangement, in each case, that is sponsored, maintained or contributed to or required to be contributed to by KCG or Seller or by any trade or business, whether or not incorporated, that together with KCG or Seller would be deemed a “single employer” within the meaning of Section 4001(b) of ERISA (an “ERISA Affiliate”), or to which Seller or an ERISA Affiliate is party, whether written or oral, for the benefit of any Company Employee or any former employee who was employed by the Company (a “Former Company Employee”).
“Seller Expenses” shall mean all expenses, fees, charges and other payments incurred by Seller or the Company and their respective Affiliates in connection with the preparation, execution and consummation of this Agreement and the transactions contemplated hereby, including fees and disbursements of any of their attorneys, investment bankers, brokers, advisors, accountants and other professional advisors and sale, retention or pay-to-stay bonuses to any of the Company Employees as a result of the transactions contemplated by this Agreement that are set forth on Section 1.1(d) of the Disclosure Letter or are made pursuant to arrangements established by or at the direction of Seller or its Affiliates prior to the Closing.
“Serviced Loan” shall mean any Mortgage Loan for which the Company is acting as a servicer under a Servicing Agreement.
“Servicing Advances” shall mean servicing advances for delinquent principal, interest, tax or insurance payments or for property protection expenses or other servicing advances of any type.
“Servicing Agreement” shall mean, any Contract, as amended, pursuant to which the Company is obligated to a third party to administer, collect and remit payments of principal and interest, to collect and forward payments of Taxes and insurance, to administer escrow accounts, and to foreclose, repossess or liquidate collateral after default, or serve as a subservicer to perform any of the foregoing activities, for any Mortgage Loan.
“Servicing Rights” shall mean, with respect to each Serviced Loan, any and all of the following: (a) any and all rights and obligations to service such Serviced Loans; (b) all servicing compensation or moneys payable to the Company; (c) all Contracts or documents creating, defining or evidencing any such rights of the Company to the extent they relate to such rights; (d) all escrow payments or other similar payments with respect to such Serviced Loans and any amounts actually collected and held by the Company with respect thereto (to the extent not the property of the related borrower); (e) all accounts and other rights to payments related to any of the property described in this paragraph; and (f) any and all documents, files, records, servicing files, servicing documents, servicing records, data tapes, computer records or other information pertaining to such Serviced Loan or pertaining to the past, present or prospective servicing of such Serviced Loan and all rights to reimbursement for Servicing Advances.
“Sold Mortgage Loan” shall mean (a) any forward Mortgage Loan that was acquired by the Company and sold prior to the date hereof and (b) any Mortgage Loan that is not a forward Mortgage Loan and is serviced by the Company pursuant to a Servicing Agreement, other than a Warehouse Loan, that was originated or purchased and subsequently sold in a whole loan sale or securitization (whether treated as a sale or not under GAAP) by the Company and that has not been repaid or refinanced.
“SRO” shall mean FINRA, the U.K. Financial Services Authority, and any other commission, board, agency or body that is not otherwise a Governmental Authority but is charged with the supervision or regulation of broker-dealers, investment advisers and participants in the industries in which the Company participates.
“State Agencies” shall mean any state or local Governmental Authority with authority to regulate (i) the Company, including any state or local Governmental Authority with authority to determine the origination, investment or servicing requirements with regard to mortgage loans, or (ii) origination, purchasing or servicing of mortgage loans, or otherwise to promote mortgage lending, including state and local housing finance authorities.
“Straddle Period” shall mean any taxable period that begins on or before and ends after the Closing Date.
“Subsidiary” shall mean, with respect to any Person, any other Person of which such first Person (either alone or through or together with any other Subsidiary) owns, directly or indirectly, a majority of the outstanding equity securities or securities carrying a majority of the voting power in the election of the board of directors or other governing body of such Person.
“Tax” shall mean any and all taxes, assessments, customs, duties, levies, fees, tariffs, imposts, deficiencies and other governmental charges of any kind whatsoever including any income, alternative or add-on minimum, gross receipts, sales, use, transfer, gains, value added, goods and services, ad valorem, franchise, profits, license, withholding, payroll, direct placement, employment, excise, severance, stamp, procurement, occupation, premium, property, escheat, environmental or windfall profit tax, custom, duty or other tax, together with any interest, additions or penalties with respect thereto.

“Tax Claim” shall mean any claim with respect to Taxes made by any Taxing Authority that, if pursued successfully, would reasonably be expected to serve as the basis for a claim for indemnification under Article VIII hereof.
“Tax Item” shall mean any item of income, gain, loss, deduction, credit, recapture of credit or any other item which increases or decreases Taxes paid or payable, including an adjustment under Section 481 of the Code (or comparable provisions of state, local or foreign Tax Law) resulting from a change in accounting method.
“Tax Proceeding” shall mean any Tax audit, contest, suit, litigation, defense, investigation, claim or other proceeding with or against any Taxing Authority.
“Tax Return” shall mean any return, declaration, report, claim for refund, information return or similar statement filed or required to be filed with respect to any Taxes, including any schedule or attachment thereto, and including any amendment thereof.
“Taxing Authority” shall mean any Governmental Authority responsible for the administration or the imposition of any Tax.
“Transfer Taxes” shall mean all documentary, sales, use, real property transfer, registration, value added, transfer, stamp, recording and similar Taxes, fees and costs together with any interest thereon, penalties, fines, costs, fees, additions to tax or additional amounts with respect thereto incurred in connection with the transactions contemplated by this Agreement.
“Transition Services Agreement” shall mean the transition services agreement between Seller and Purchaser, dated as of the Closing Date, substantially on the terms and conditions set forth in Exhibit A or as otherwise mutually agreed upon in writing by Seller and Purchaser.
“Treasury Regulations” shall mean the Treasury Regulations promulgated under the Code.
“Warehouse Facility” shall mean a revolving credit facility used to finance Warehouse Loans.
“Warehouse Loan” shall mean a Mortgage Loan secured by a mortgage that is owned or was financed under a Warehouse Facility by the Company and is not a Sold Mortgage Loan.
“WIMC” shall mean Walter Investment Management Corp., a Maryland corporation.
Section 1.2    Construction; Absence of Presumption. (a) For the purposes of this Agreement: (i) words (including capitalized terms defined herein) in the singular shall be deemed to include the plural and vice versa and words (including capitalized terms defined herein) of one gender shall be deemed to include the other gender as the context requires; (ii) the terms “hereof”, “herein”, “hereby” and “herewith” and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole (including all of the Exhibits and Annexes) and not to any particular provision of this Agreement, and Article, Section, paragraph, Exhibit and Annex references are to the Articles, Sections, paragraphs, Exhibits and Annexes of or to this Agreement unless otherwise specified; (iii) the word “including” and words of similar import when used in this Agreement shall mean “including without limitation” unless the context otherwise requires or unless otherwise specified; (iv) all references to any period of days shall be deemed to be to the relevant number of calendar days unless otherwise specified; and (v) the use of “or” is not intended to be exclusive unless expressly indicated otherwise.
(b)The Parties acknowledge that each Party and its counsel have reviewed and revised this Agreement and that no rule of construction to the effect that any ambiguities are to be resolved against the drafting Party shall be employed in the interpretation of this Agreement (including all of the Exhibits and Annexes) or any amendments hereto.
(c)The Parties acknowledge and agree that to the extent that there is a conflict between any (i) general provision of this Agreement and (ii) provision specifically relating to Tax matters, the terms of the specific Tax provision shall control.
Section 1.3    Headings; Definitions. The Article and Section headings contained in this Agreement are inserted for convenience of reference only and shall not affect the meaning or interpretation of this Agreement.
ARTICLE II
PURCHASE AND SALE
Section 2.1    Agreement to Sell and Purchase Shares. Subject to the terms and conditions set forth in this Agreement, Seller agrees to, and agrees to cause NewCo to, sell, convey, transfer, assign, and deliver to Purchaser, and Purchaser agrees to purchase from NewCo on the Closing Date, by appropriate Equity Interests powers, bill of sale, assignment and all other instruments reasonably satisfactory to Purchaser, for the Purchase Price, the Interests. Seller agrees to, and agrees to cause NewCo to, covey the Interests free and clear of all Liabilities and Liens. Upon acquisition on the Closing Date of the Interests, Purchaser will acquire the Company and all of the assets and properties of the business of the Company.
Section 2.2    Pre-Closing Adjustments.
(a)Estimated Closing Payment. Seller has delivered to Purchaser a proposed unaudited balance sheet of the Company as of immediately prior to the Effective Date (without giving effect to the consummation of the transactions contemplated by this Agreement) (the “Estimated Balance Sheet”), together with a proposed calculation of (i) estimated Cash (the “Estimated Cash”) (ii) the estimated Poolable Advances (the “Estimated Poolable Advances”), (iii) the estimated Pre-Paid Expenses (the “Estimated Pre-Paid Expenses”), (iv) the estimated Accrued Expenses (the “Estimated Accrued Expenses”), (v) the estimated Net Loans Adjustment (the “Estimated Net Loans Adjustment”), and (vi) the

Estimated Closing Payment based on such amounts (the proposed Estimated Balance Sheet and the proposed calculations set forth in clauses (i) through (vi) above, collectively, the “Estimated Statements”) together with such reasonably detailed data and calculations appropriate to support the Estimated Statements. The Estimated Statements have been calculated as of the close of business on July 31, 2013 (the “Determination Time”), have been prepared by Seller in good faith in accordance with GAAP, consistently applied, and have been certified by the Chief Financial Officer of the Company or other officer of the Company or Seller reasonably acceptable to Purchaser.
(b)Adjustments to the Estimated Statements.
(i)Within 30 days after the Effective Date, Seller shall in good faith prepare or cause to be prepared, and deliver to Purchaser, a proposed final unaudited balance sheet of the Company (without giving effect to the consummation of the transactions contemplated by this Agreement) (the “Balance Sheet”), together with Seller’s proposed final calculation of (i) Cash, (ii) the Poolable Advances, (iii) the Pre-Paid Expenses, (iv) the Accrued Expenses, (v) the Net Loans Adjustment and (vi) the Final Closing Payment based on such amounts (the proposed Balance Sheet and the proposed calculations set forth in clauses (i) through (vi) above (collectively, the “Statements”)). The Statements shall be calculated as of the Determination Time, shall be prepared by Seller in good faith in accordance with GAAP, consistently applied, and shall be certified by the Chief Financial Officer of the Company or other officer of the Company or Seller reasonably acceptable to Purchaser.
(ii)Following the delivery of the Statements, Seller shall provide Purchaser and its Affiliates and their authorized Representatives with reasonable access to the relevant books, records, facilities, employees and representatives of Seller and the Company reasonably requested by Purchaser to evaluate and assess the calculation of the Statements, in each case subject to the terms and conditions set forth in Section 6.2.
(iii)Within 60 days following receipt of the Statements, Purchaser shall deliver to Seller in writing a notice of either its (i) agreement as to the calculation of the Statements or (ii) dispute thereof, specifying in reasonable detail the nature of its dispute, including the specific items involved, the dollar amount of each such disagreement and reasonable supporting documentation for each such disagreement. Any item set forth in the Statements as to which Purchaser has not indicated disagreement shall be deemed to have been agreed to by Purchaser and shall be final and binding upon the Parties. If Purchaser fails to deliver to Seller such a notice within such 60-day period, Purchaser shall be deemed to have agreed to Seller’s calculation of the Statements and such calculation shall be final and binding upon the Parties as the Final Statement (as defined below) hereunder. During the 10 days after the delivery of such dispute notice to Purchaser, Purchaser and Seller shall attempt in good faith to resolve any such dispute and finally determine the Final Statement. If, at the end of such 10-day period, Purchaser and Seller have failed to reach agreement with respect to the Final Statement, the matter shall be submitted to Deloitte & Touche LLP, which shall act as arbitrator. If Deloitte &

Touche LLP is unable to serve, Purchaser and Seller shall jointly select another nationally recognized accounting firm that is not the independent auditor for either of Seller or Purchaser and is otherwise neutral and impartial; provided, however, that if Seller and Purchaser are unable to select such other accounting firm within 15 days after delivery of written notice of a disagreement, each of Purchaser and Seller shall cause its respective selected nationally recognized accounting firm to select another firm meeting the requirements set forth above or a neutral and impartial certified public accountant with significant relevant experience. The accounting firm or accountant so selected shall be referred to herein as the “Accountant”. The Accountant shall consider only those items and amounts set forth in the Statements as to which Purchaser and Seller have disagreed within the time periods and on the terms specified above. The Accountant shall make its determination based exclusively on the presentations and supporting material provided by the Parties and not pursuant to any additional independent review, and the Accountant shall determine the Final Statement in accordance with the terms and conditions of this Agreement. The Accountant shall deliver to Seller and Purchaser, as promptly as practicable and in any event within 30 days after its appointment, a written report setting forth the resolution of the Final Statement, which amount shall not be lower than the lowest position of Purchaser and Seller, as applicable, with respect to the Statements nor higher than the highest position of Purchaser and Seller, as applicable, with respect to the Statements. Such report shall be final and binding upon the Parties to the fullest extent permitted by applicable Law and may be enforced in any court having jurisdiction. Each of Purchaser and Seller shall bear all the fees and costs incurred by it in connection with this arbitration, except that all fees and expenses relating to the foregoing work by the Accountant shall be borne by Purchaser, on the one hand, and Seller, on the other hand, in inverse proportion as they may prevail on the matters resolved by the Accountant. As used herein, the “Final Statement” shall mean the calculation of the Final Closing Payment using the Statements; provided, that, if any of such Statements are validly objected to by Purchaser in accordance with the terms of this Section 2.2(b)(iii), the final determination of such Statements pursuant to this Section 2.2(b)(iii) shall be used in the Final Statement.
Section 2.3    Retained Assets. Immediately prior to the Closing, Seller will, and will cause NewCo to, cause the Company to assign or otherwise transfer all of the Company’s rights, title and interest in or to the Retained Assets to Seller or its Affiliates (other than the Company). For the avoidance of doubt, Seller and its Affiliates (other than the Company) will retain and will not sell, transfer, assign, convey or deliver, and Purchaser will not purchase or acquire, any right, title or interest in or to the Retained Assets. For the further avoidance of doubt, the Company shall not retain after the Closing, among certain other liabilities, the intercompany tax payable of the Company immediately prior to Closing.
Section 2.4    Allocation of Purchase Price. Within 60 days following the Closing, Purchaser shall prepare a draft allocation of the consideration, as determined for U.S. federal income Tax purposes, among the assets of the Company in accordance with Section 1060 of the Code and the Treasury Regulations (the “Initial Allocation”). If Seller does not object to the Initial Allocation within 30 days of receipt, the Initial Allocation shall be deemed to have been accepted and agreed upon. If Seller objects to the Initial Allocation, it shall notify Purchaser of such disputed item (or items) and the basis for the objection, and Purchaser and Seller shall endeavor to resolve any such dispute. If Seller and Purchaser are unable to resolve such dispute within 30 days, the disputed item(s) shall be submitted to a neutral and impartial certified public accountant with significant relevant experience for resolution in accordance with the procedures of Section 2.2(b)(iii). The Initial Allocation, as may be adjusted pursuant to this Section 2.4, shall be the “Final Allocation”. Each of Seller and Purchaser and their respective Affiliates shall report and file Tax Returns and shall act, in all respects and for all Tax purposes in a manner consistent with the Final Allocation, and neither Seller nor Purchaser shall take any position (whether in audits, Tax Returns, or otherwise) that is inconsistent with the Final Allocation, except as required by a “determination” within the meaning of Section 1313(a) of the Code (or any analogous provision of Law).
ARTICLE III
THE CLOSING; POST-CLOSING ADJUSTMENT; EARNOUT
Section 3.1    Closing. The closing of the transactions provided for in this Agreement (the “Closing”) shall take place (i) at the offices of Wachtell, Lipton, Rosen & Katz, 51 West 52nd Street, New York, New York, 10019 at 10:00 a.m., New York City time, three Business Days following the satisfaction of the last of the conditions required to be satisfied pursuant to Article VII is satisfied (other than those conditions that by their nature are to be satisfied at the Closing) or waived (if permissible), or (ii) at such other place, time or date as the Parties shall agree upon in writing. The date on which the Closing is to occur is referred to herein as the “Closing Date”.
Section 3.2    Seller’s Deliveries at Closing. At the Closing, Seller shall deliver to Purchaser:
(a)an assignment agreement in form and substance reasonably acceptable to Purchaser, duly executed by an authorized officer of NewCo, to effect the transfer of all of the Interests to Purchaser;
(b)the officer’s certificate required pursuant to Section 7.2(c), duly executed by an authorized officer of Seller;
(c)a certificate of non-foreign status (a “FIRPTA Certificate”) from KCG, duly executed by an authorized officer of KCG, certifying that it is not a foreign Person within the meaning of Section 1445(f)(3) of the Code, substantially in the form of the sample certification set forth in Treasury Regulation Section 1.1445-2(b)(2)(iv)(B). For the avoidance of doubt, notwithstanding anything to the contrary contained herein, if Seller fails to provide to Purchaser a FIRPTA Certificate, Purchaser shall be entitled to withhold from payments hereunder the amount required to be withheld pursuant to Section 1445 of the Code and the Treasury Regulations;

(d)the Transition Services Agreement and Repurchase Facility, duly executed by an authorized officer of Seller;
(e)resignation letters, in form and substance reasonably acceptable to Purchaser, duly executed, of each director and officer of the Company requested by Purchaser at least five Business Days before the Closing Date; and
(f)in form and substance reasonably acceptable to Purchaser, an assignment, duly executed by an authorized officer of Seller or appropriate Affiliate of Seller, of (i) all “Urban Financial Group” name and trademark rights to the Company and (ii) those internet domain name registrations listed on Section 4.22(a) of the Disclosure Letter.
Section 3.3    Purchaser’s Deliveries at Closing. At the Closing, Purchaser shall deliver to Seller:
(a)an amount equal to (i) the Final Closing Payment to be paid by Purchaser (as calculated on the Final Statement following the determination thereof in accordance with Section 2.2(b)) plus (ii) the Estimated Pre-Closing Net Income Amount (together with the Final Closing Payment, the “Purchase Price”), in each case, by federal funds wire transfer of immediately available funds to the account or accounts to be designated by Seller in a written notice to Purchaser at least two Business Days prior to the Closing;
(b)a counterpart to the assignment agreement required to be delivered by Seller pursuant to Section 3.3(a), duly executed by an authorized officer of Purchaser;
(c)the officer’s certificate required pursuant to Section 7.3(c), duly executed by an authorized officer of Purchaser; and
(d)the Transition Services Agreement and Repurchase Facility, duly executed by an authorized officer of Purchaser.
Section 3.4    Proceedings at Closing. Unless the context otherwise requires, all proceedings to be taken and all documents to be executed and delivered by the Parties at the Closing shall be deemed to have been taken and executed and delivered simultaneously, and, except as permitted hereunder, no proceedings shall be deemed taken nor any documents executed or delivered until all have been taken, executed and delivered.
Section 3.5    Earn-Out. As part of the Purchase Price payable hereunder, Purchaser shall pay to Seller $3,000,000 (the “Earn-Out Payment”) in cash as an earn-out payment to be determined as follows:
(a)The Earn-Out Payment shall be based on the outstanding principal balance (including Poolable Advances) of Mortgage Loans that are issued by the Company into GNMA HMBS pools for securitization of Mortgage Loans for the six-month period ending on December 31, 2013, as set forth on the production reports produced by management of the Company for such period. If the Company issues a number of such Mortgage Loans during such six-month period with an aggregate outstanding principal balance (including Poolable Advances) of at least $659,389,000, Purchaser shall pay to Seller $3,000,000 in cash in accordance with Section 3.5(b) below.

(b)No later than 30 days after the end of the period on which an Earn-Out Payment is based or the Closing occurs, whichever is later, Purchaser will deliver to Seller a notice (the “Earn-Out Notice”) setting forth Purchaser’s calculation of the outstanding principal balance (including Poolable Advances) of Mortgage Loans that were issued by the Company into GNMA HMBS pools for securitization of Mortgage Loans for the applicable period. If Seller is entitled to the Earn-Out Payment, Purchaser shall make the Earn-Out Payment within 10 Business Days after delivery of the Earn-Out Notice. If Seller is not entitled to the Earn-Out Payment, and Seller disagrees with the Purchaser’s calculation, Seller shall notify Purchaser no later than 15 days after the Earn-Out Notice is delivered of its objections and the basis therefor in reasonable detail. Failure of Seller to notify Purchaser of disagreement with the matters set forth in the Earn-Out Notice within 15 days after delivery of the Earn-Out Notice shall be deemed to be concurrence. If an objection is made, Purchaser and Seller will negotiate in good faith to reach an agreement regarding the matters in dispute. Purchaser shall provide Seller and its Affiliates and their authorized Representatives with reasonable access to the relevant books, records, facilities, employees and representatives of the Company reasonably requested by Seller to evaluate and assess the calculation of the Statements, in each case subject to the terms and conditions set forth in Section 6.2. If Seller and Purchaser are unable to resolve such dispute within 30 days, the disputed item(s) shall be submitted to a neutral and impartial, nationally recognized certified public accounting firm. If the report of such accounting firm concludes that Seller is entitled to the Earn-Out Payment, Purchaser shall make such payment within 10 Business Days of the issuance of the report, plus interest on such amount from the date the Earn-Out Payment would have originally been required to have been made up to but excluding the date on which such payment is made at a rate per annum equal to the Federal Funds Rate as of the Closing Date, calculated on the basis of a year of 360 days and the actual number of days elapsed. Any payment under this Section 3.5(b) shall be made by federal funds wire transfer of immediately available funds to the account(s) of Seller, which account(s) shall be identified by Seller to Purchaser as soon as practicable following the determination of the amount of the Earn-Out Payment.
(c)Purchaser shall cause the Company to operate in the pre-Closing Ordinary Course, without accelerating or delaying or otherwise deviating in any material respect from the historical securitization practices prior to the Closing Date, from the Closing Date through December 31, 2013.
(d)For the avoidance of doubt and notwithstanding anything to the contrary in this Agreement, (i) Purchaser shall have the right to set off the amount of any payments owed to Seller pursuant to this Section 3.5 against any indemnification payment owed to a Purchaser Indemnified Party in accordance with Article X.
Section 3.6    Post-Closing Adjustment.
(a)Within 20 days after the end of each month that ends before the Closing Date, Seller will provide to Purchaser a statement of the Estimated Pre-Closing Net Income for such month, together with such reasonably detailed data and calculations appropriate to support such statement. Purchaser shall have five Business Days after the receipt of each such statement to provide Seller with Purchaser’s comments on such statement and the data and calculations set forth therein, which comments shall be considered by Seller in good faith (and if revised by Seller in response to Purchaser’s comments, the revised statement shall be the statement of the Estimated Pre-Closing Net Income for such month). If Purchaser notifies Seller in writing that Purchaser is in agreement with the statement of Estimated Pre-Closing Net Income for any month, then the amount of Estimated Pre-Closing Net Income set forth in such statement shall be deemed to have been accepted and agreed upon as the Final Pre-Closing Net Income for such month for purposes of this Section 3.6. If Purchaser does not notify Seller in writing of its agreement with the statement of Estimated Pre-Closing Net Income for any month or notifies Seller of any objection to such statement, the Estimated Pre-Closing Net Income for such month shall be determined in accordance with the remainder of this Section 3.6.
(b)At least five Business Days prior to the Closing Date, Seller shall deliver to Purchaser a proposed statement of (i) the estimated Pre-Closing Net Income (the “Estimated Pre-Closing Net Income”) as of immediately prior to the Closing Date and (ii) Seller’s proposed final calculation of the Estimated Pre-Closing Net Income Amount (such statement, the “Estimated Pre-Closing Net Income Statement”) together with such reasonably detailed data and calculations appropriate to support the Estimated Pre-Closing Net Income Statement. The Estimated Pre-Closing Net Income Statement shall be prepared by Seller in good faith and in accordance with GAAP, consistently applied, and shall be certified by the Chief Financial Officer of the Company or other officer of the Company or Seller reasonably acceptable to Purchaser. Purchaser shall have until two Business Days prior to the Closing Date to provide Seller any comments on the Estimated Pre-Closing Net Income Statement and the data and calculations set forth therein, which comments shall be considered by Seller in good faith (and if revised by Seller in response to Purchaser’s comments, the revised statement shall be the statement of the Estimated Pre-Closing Net Income Statement).
(c)If Purchaser does not object to the determination of the Estimated Pre-Closing Net Income Amount as set forth on the Estimated Pre-Closing Net Income Statement within 60 days after the Closing Date, the Estimated Pre-Closing Net Income Statement shall be deemed to have been accepted and agreed upon. If Purchaser objects to the Estimated Pre-Closing Net Income Amount set forth on the Estimated Pre-Closing Net Income Statement, Purchaser shall notify Seller of such objection and the basis for such objection, and Purchaser and Seller shall endeavor to resolve any such objection. If Seller and Purchaser are unable to resolve such objection within 30 days, the disputed item(s) shall be submitted to a neutral and impartial, nationally recognized certified public accounting firm for resolution in accordance with the procedures of Section 2.2(b)(iii). The Estimated Pre-Closing Net Income Amount, as it may be adjusted pursuant to Section 2.2(b)(iii) and this Section 3.6(c), shall be the Final Pre-Closing Net Income Amount.
(d)On the third Business Day after Purchaser and Seller agree (or have been deemed to agree) to the Final Pre-Closing Net Income Amount (or after Purchaser and Seller receive notice of any final determination of the Final Pre-Closing Net Income Amount pursuant to the procedures set forth in Section 2.2(b)(iii) and Section 3.6(c)), then (i) if the Final Pre-Closing Net Income Amount exceeds the Estimated Pre-Closing Net Income Amount,

Purchaser shall pay to Seller an amount in cash equal to such excess and (ii) if the Estimated Pre-Closing Net Income Amount exceeds the Final Pre-Closing Net Income Amount, Seller shall pay to Purchaser an amount in cash equal to such excess, plus in each of cases (i) and (ii), interest on such amount from the Closing Date up to but excluding the date on which such payment is made at a rate per annum equal to the Federal Funds Rate as of the Closing Date, calculated on the basis of a year of 360 days and the actual number of days elapsed. Any such payment under this Section 3.6(d) shall be made by federal funds wire transfer of immediately available funds to the account(s) of the Party entitled to receive such payment, which account(s) shall be identified by Purchaser to Seller or by Seller to Purchaser, as the case may be, as soon as practicable following the determination of the Final Pre-Closing Net Income Amount.
ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF SELLER
Except as disclosed in the Disclosure Letter, Seller hereby represents and warrants to Purchaser, as of the Effective Date and as of the Closing Date (or as of such other date as may be expressly provided in any representation or warranty), as set forth below. Information disclosed in any section of the Disclosure Letter shall be deemed to be disclosed with respect to each other section of the Disclosure Letter where its relevance to such other section is reasonably apparent on its face.
Section 4.1    Organization and Good Standing. Seller is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware. NewCo and Merger Sub each shall be a newly formed corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Neither NewCo nor Merger Sub shall have any assets or liabilities other than, in the case of NewCo, equity interests in Merger Sub and, after the completion of the Restructuring Steps, the Company. Neither NewCo nor Merger Sub shall engage in any business or have any operations prior to Closing other than effecting the transactions expressly contemplated by this Agreement.
Section 4.2    Authorization; Binding Obligations. Seller has all necessary power and authority to make, execute and deliver this Agreement and the Transaction Documents and to perform all of the obligations to be performed by it hereunder and thereunder. Each of NewCo, Merger Sub and the Company shall have all necessary power and authority to effect the Restructuring Steps. The making, execution, delivery and performance of this Agreement and the Transaction Documents and the consummation by Seller of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary corporate (or other) action on the part of Seller, and no other corporate (or other) proceedings on the part of Seller are necessary to authorize the execution, delivery and performance by Seller of this Agreement or the Transaction Documents or the transactions contemplated hereby or thereby. The consummation of the Restructuring Steps and the execution, delivery and performance of all documents related thereto shall be duly and validly authorized by all necessary corporate (or other) action on the part of NewCo, Merger Sub and the Company and such documents shall be duly and validly executed by NewCo, Merger Sub and the Company, as applicable. This Agreement has been, and, as of the Closing Date, the Transaction Documents will be, duly and validly executed and delivered by Seller, and assuming the due authorization, execution and delivery by Purchaser, each of this Agreement and the Transaction Documents, will constitute the valid, legal and binding obligation of Seller, enforceable against it in accordance with its terms, except to the extent enforcement thereof may be limited by bankruptcy, insolvency, fraudulent transfer, moratorium, reorganization, or other similar Laws of general applicability relating to or affecting the rights of creditors and subject to general principles of equity (regardless of whether enforcement is sought in equity or at law) (collectively, the “Enforceability Exceptions”).
Section 4.3    No Conflicts. Assuming receipt of the Seller Consents, none of the execution, delivery or performance of this Agreement or the Transaction Documents by Seller, NewCo, Merger Sub or the Company nor the consummation of the transactions contemplated hereby or thereby, will (i) violate, conflict with, result in the breach of, or constitute a default under, any provision of the organizational documents of Seller, NewCo, Merger Sub or the Company; (ii) violate or result in a default or breach of (or an event that with notice or lapse of time or both would become a default or breach) or give rise to any right of termination, modification, consent or acceleration under, or result in the loss of any material right or the imposition of any Liability under, any material Contract of the Company or any material Contract by which the Shares are or may be bound or subject; (iii) violate or conflict with any Law or any Order applicable to Seller, NewCo, Merger Sub or the Company; (iv) result in the creation of any Lien on the Shares (or following the Conversion, the Interests); or (v) result in a default under or a breach or violation of any Company Permit, except, in the cases of clauses (ii), (iii) and (v), for such violations, conflicts, breaches, defaults, prohibitions, approvals, consents, terminations, amendments, accelerations, suspensions, revocations or cancelations as would not, and would not reasonably be expected to, have a Company Material Adverse Effect.
Section 4.4    Capitalization. Except as may be impacted by the Conversion, the authorized equity capitalization of the Company consists of five thousand (5,000) shares of common stock, par value one dollar ($1.00) per share, of which two thousand (2,000) shares are issued and outstanding and held of record by Seller. Following the Conversion, the authorized equity capitalization of the Company consists of one class of membership interests of the Company, 100% of which is held of record by NewCo. The Shares (or following the Conversion, the Interests) are duly authorized, validly issued, fully paid and non-assessable and were not issued in violation of, and are not currently subject to, any preemptive right, right of first refusal or other similar right. The Company has no other shares of capital stock or other Equity Interests issued or outstanding. All of the Shares (or following the Conversion, the Interests) and all of the Equity Interests of the Company were offered, issued, sold and delivered by the Company in compliance with all applicable Laws governing the issuance of securities. There are no outstanding or authorized equity appreciation, phantom equity, performance units or similar rights with respect to the Company. None of Seller, NewCo, Merger Sub and the Company is party to any Contract with a third party with respect to the voting, sale, transfer or purchase of the Shares (or following the Conversion, the Interests) or such Equity Interests (as applicable) and no Person has any outstanding or authorized option, warrant, right, call, commitment, subscription right, conversion right, exchange right, preemptive right or other securities or agreements or any right or privilege capable of becoming an option, warrant, right, call, commitment, subscription right, conversion right, exchange right, preemptive right or other security or agreement pursuant to which (i) Seller, NewCo, Merger Sub or the Company is or may become obligated to issue, sell, transfer or otherwise dispose of, redeem or acquire any of the Shares (or following the Conversion, the Interests) or any Equity Interest of the Company or (ii) the Company has granted, or may be obligated to grant, to any Person other than Seller or NewCo, a right to participate in the profits of the Company. No bonds, debentures or other Indebtedness of the Company have the right to vote (or are convertible or exchangeable into securities having the right to vote) on any matters on which the equityholders of the Company may vote.
Section 4.5    Subsidiaries. The Company (a) has no Subsidiaries, (b) does not own or control any Equity Interest, or any interest convertible or exchangeable into an Equity Interest, in any Person, and (c) is not, directly or indirectly, a participant in any joint venture, partnership or similar arrangement.
Section 4.6    Approvals. No notices, approvals, reports or other filings are required to be made by Seller, NewCo, Merger Sub or the Company with, nor are there any consents, registrations, approvals, permits or other authorizations required to be obtained by Seller, NewCo, Merger Sub or the Company from, any Governmental Authority or other third party in order for Seller to execute, deliver and perform its obligations under this Agreement or the Transaction Documents or for Seller, NewCo, Merger Sub and the Company to consummate the transactions contemplated hereby or thereby except (i) as may have already been obtained, (ii) the approvals set forth on Section 4.6 of the Disclosure Letter (the “Seller Consents”), (iii) such notices, approvals, reports, consents, registrations, permits or other authorizations or filings that, if not obtained or made, would not, and would not be reasonably expected to, individually or in the aggregate, adversely impact the Company in any material respect. To the Knowledge of Seller, there are no facts or circumstances relating to Seller or its Affiliates that could reasonably be expected to prevent or materially delay the timely receipt of all registrations, approvals, permits or other authorizations required for Closing.
Section 4.7    Company Organization. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Oklahoma and, following the Conversion, is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware, in each case, with the requisite corporate power and authority to conduct its business as it is presently being conducted. The Company is duly qualified or licensed to do business in each jurisdiction in which the property owned, leased or operated by the Company or the nature of the business conducted by the Company makes such qualification necessary, except in any such jurisdictions where the failure to be so duly qualified or licensed would not, and would not be reasonably expected to, individually or in the aggregate, be adverse to the Company in any material respect.
Section 4.8    Litigation. Except as set forth on Section 4.8 of the Disclosure Letter, there is no Action pending, or any investigation by any Governmental Authority pending or, to the Knowledge of Seller, any Action or investigation by any Governmental Authority threatened, against Seller, NewCo, Merger Sub or the Company that has had or could reasonably be expected to have, individually or in the aggregate, a materially adversely impact on the Company.

Section 4.9    Compliance with Law. Except as set forth on Section 4.9 of the Disclosure Letter:
(a)The Company is in compliance with all applicable Laws relating to or affecting the Company, including all applicable Laws relating to employment and employment practices, consumer, financial, sensitive, regulated or personal information, the security and privacy of same and the systems storing and transmitting same (including “cease and desist” letters or requests to take a patent license and all of the Company’s posted and internal policies with respect to the foregoing). Since June 30, 2010, the Company has not received any communication or notice from any Governmental Authority relating to any noncompliance with any Law that would, or would reasonably be expected to, individually or in the aggregate, adversely affect the Company in any material respect.
(b)To the Knowledge of Seller, the Company is not under any investigation by any Governmental Authority, Investor or Insurer for alleged noncompliance with any Laws, nor has Seller or the Company been advised since June 30, 2010 by any Governmental Authority, Investor or Insurer that it is considering initiating or requesting any such investigation. The Company is not under obligation to repurchase from third parties, or to indemnify or reimburse third parties with regard to, Mortgage Loans that have been closed at or prior to the Closing, except as would not, and would not reasonably be expected to, individually or in the aggregate, adversely affect the Company in any material respect.
(c)The business practices of the Company are in compliance with the applicable requirements, standards, criteria and conditions required by FHA and GNMA for participation in the HECM Program.
Section 4.10    Financial Statements. (a) Section 4.10(a) of the Disclosure Letter sets forth a true and complete copy of the unaudited balance sheets of the Company as of December 31, 2011 and 2012 and the related statements of income for the periods ending December 31, 2011 and 2012 and the unaudited balance sheet of the Company as of April 30, 2013 and the related statements of income for the period ending April 30, 2013 (together, the “Company Financial Information”).
(b)The Company Financial Information (i) has been prepared from the books and records of the Company and fairly presents, in all material respects, the financial condition of the Company as of the dates and for the periods indicated, (ii) has been prepared in accordance with GAAP, consistently applied, as of the dates and during the periods covered thereby and (iii) does not (A) materially overstate the value of the assets nor materially understate the liabilities of the Company as of the dates to which the Company Financial Information relates or (B) materially overstate the profits or materially understate the losses of the Company in respect of the periods to which the Company Financial Information relates.
(c)Except as set forth in the Company Financial Information, the Company does not have any Indebtedness, obligations or Liabilities of any kind (whether accrued, absolute, contingent or otherwise) which are of a nature required by GAAP to be reflected in a balance sheet and which are not accrued or reserved against in the most recent Company

Financial Information other than liabilities or obligations (i) otherwise specifically disclosed in this Agreement or on Section 4.10(c) of the Disclosure Letter or (ii) that are not, individually or in the aggregate, material to the Company, taken as a whole.
Section 4.11    Accounting Controls. Since June 30, 2010, the Company has devised and maintained systems of internal accounting controls that are sufficient to provide reasonable assurances that (a) all material transactions are executed in accordance with its management’s general or specific authorization; (b) all material transactions are recorded as necessary to permit the preparation of financial statements in conformity with GAAP, consistently applied; (c) access to its material property and material assets is permitted only in accordance with management’s general or specific authorization; and (d) the recorded levels of accounting items is compared with the actual levels thereof at reasonable intervals and appropriate action is taken with respect to any variances.
Section 4.12    Title to Shares. Seller (or following the Conversion, NewCo) is the sole owner of, and has good and valid title, free and clear of all Liens, to the Shares (or following the Conversion, the Interests). Assuming the filing of all notices and the receipt of all consents set forth on Section 4.6 of the Disclosure Letter, immediately following the Closing, Purchaser shall be vested with good and valid title to the Interests, free and clear of all Liens.
Section 4.13    Employee Benefit Plans.
(a)Section 4.13(a) of the Disclosure Letter contains a complete and accurate list of (i) all Seller Benefit Plans, separately identifying each Seller Benefit Plan maintained solely and exclusively for the benefit of Company Employees or former Company Employees (each such plan a “Company Benefit Plan”) and (ii) all Employment Agreements. Seller has made available or delivered to Purchaser a true and complete copy of each Company Benefit Plan and each Employment Agreement.
(b)Each Company Benefit Plan has been established, administered and operated in material compliance with the terms of such plan and applicable law, including ERISA and the Code. There is no material pending or, to the Knowledge of Seller, threatened legal action relating to any Company Employee or Former Company Employee under a Company Benefit Plan or Employment Agreement (other than ordinary course claims for benefits). Each Company Benefit Plan which is intended to be qualified within the meaning of Section 401(a) of the Code is so qualified and has received a favorable determination letter as to its qualification, or if such Company Benefit Plan is a prototype plan, the opinion or notification letter for each such Company Benefit Plan and nothing has occurred, whether by action or failure to act, that could reasonably be expected to cause the loss of such qualification. No Company Benefit Plan is subject to Title IV of ERISA or Section 302 of ERISA or Section 412 or 4971 of the Code.
(c)No liability has been incurred by Seller or any of its ERISA Affiliates, and, to the Knowledge of Seller, no event has occurred and no condition exists, which could reasonably be expected to subject the Company to material liability after the Closing Date under Title IV of ERISA, Section 302 of ERISA or Sections 412 or 4971 of the Code. No

Seller Benefit Plan in which the Company Employees participate is a multiemployer plan within the meaning of Section 3(37) of ERISA or a plan that has two or more contributing sponsors at least two of whom are not under common control within the meaning of Section 4063 of ERISA.
(d)Except as expressly set forth on Section 4.13(d) of the Disclosure Letter or that would not be reasonably likely to result in material Liability to the Company, Purchaser or their respective Subsidiaries, the execution of this Agreement or the transactions contemplated by this Agreement (whether alone or in connection with any subsequent events(s)) could not: (i) entitle any Company Employee, director, officer, or independent contractor of the Company to severance pay, unemployment compensation, or any other payment or benefit; (ii) accelerate the time of payment or vesting, or increase the amount of compensation or benefit due to any employee, director, officer or independent contractor, (iii) directly or indirectly cause the Company to transfer or set aside any assets to fund any benefits under any Company Benefit Plan or Employment Agreement, (iv) otherwise give rise to any material liability under any Company Benefit Plan, (v) limit or restrict the right to amend, terminate or transfer the assets of any Company Benefit Plan on or following the Closing Date or (vi) result in any payment or benefit that would constitute an “excess parachute payment” (as such term is defined in Section 280G(b)(1) of the Code) to any Company Employee, Former Company Employee, director, officer or independent contractor of the Company.
Section 4.14    Labor Matters. (i) The Company is not a party to any collective bargaining agreement or other contract or agreement with any labor organization or other representative of any of the Company’s employees, nor is any such contract or agreement presently being negotiated; (ii) to the Knowledge of Seller, no campaigns are being conducted to solicit cards from any of the Company’s employees to authorize representation by any labor organization, and no such campaigns have been conducted within the past three years; (iii) no labor strike, slowdown, work stoppage, dispute, lockout or other labor controversy is in effect or, to the Knowledge of Seller, threatened, and the Company has not experienced any such labor controversy within the past three years; (iv) no unfair labor practice charge or complaint that would result in material liability to the Company is pending or, to the Knowledge of Seller, threatened; (v) no action, complaint, charge, inquiry, proceeding or investigation by or on behalf of any employee, prospective employee, former employee, labor organization or other representative of the Company’s employees is pending or, to the Knowledge of Seller, threatened which, if adversely decided, may reasonably, individually or in the aggregate, create a liability in excess of $350,000; (vi) the Company is not a party to, or otherwise bound by, any consent decree with, or citation by, any Governmental Authority relating to employees or employment practices; and (vii) except as would not, and would not be reasonably expected to, individually or in the aggregate, adversely affect the Company in any material respect, the Company is in compliance with all applicable laws, agreements, contracts, policies, plans, and programs relating to employment, employment practices, compensation, benefits, hours, terms and conditions of employment, and the termination of employment, including but not limited to any obligations pursuant to the Worker Adjustment and Retraining Notification Act of 1988, the classification of employees as exempt or non-exempt from overtime pay requirements, the provision of meal and rest breaks and pay for all working time, and the proper classification of individuals as non-employee contractors or consultants.
Section 4.15    No Brokers or Finders. Except for Merrill Lynch, Pierce, Fenner & Smith, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Seller, NewCo, Merger Sub or the Company. Seller is solely responsible for all fees and expenses of Merrill Lynch, Pierce, Fenner & Smith incurred in connection with the foregoing.
Section 4.16    Real Property. (a) Section 4.16(a) of the Disclosure Letter sets forth the address or other description of each parcel of real property owned by the Company.
(b)Section 4.16(b) of the Disclosure Letter sets forth the address of or otherwise describes in reasonable detail each parcel of Leased Real Property, and a true and complete list of the Leases for each Leased Real Property (including the date, if available, and name of the parties to such Lease). Seller has delivered or made available to Purchaser true and complete copies of the aforementioned Leases and subleases and all amendments, modifications, assignments, extensions and written agreements related to the Leased Real Property.
(c)Each Lease for the Leased Real Property is in full force and effect and is binding against the Company and, to the Knowledge of Seller, against each other party thereto in accordance with its terms, subject to the Enforceability Exceptions and except as would not be material to the Company.
(d)The Company has not assigned, sublet, transferred or conveyed any material interest in the Leased Real Property, and each Lease constitutes the entire agreement to which the Company is a party with respect to the Leased Real Property, except as would not be material to the Company.
(e)Except as set forth on Section 4.16(e) of the Disclosure Letter, the Leased Real Property constitutes all real property used or occupied by the Company in connection with the operation of its business, except as would not be material to the Company.
(f)The Company is not in default under any Lease and, to the Knowledge of Seller, (A) no other party to any Lease is in default thereunder, (B) no party to any Lease has repudiated any provision thereof and (C) no event has occurred which, with notice or lapse of time, would constitute a breach or default or permit termination, modification or acceleration under the Lease, in each case except as would not be material to the Company.
(g)The Leased Real Property is free from any material use or occupancy restrictions, except those imposed by applicable zoning laws, ordinances and regulations, none of which materially interfere with the use of the Leased Real Property, and from all non-ordinary course Taxes or assessments.

Section 4.17    Licenses and Permits; Regulatory Filings. (a) Section 4.17(a) of the Disclosure Letter sets forth all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and Orders of any Governmental Authority that are required in order for the Company to conduct its business as currently conducted in all material respects (the “Company Permits”). As of the Effective Date, except as would not, and would not reasonably be expected to, individually or in the aggregate, adversely affect the business of the Company in any material respect: (i) all Company Permits are valid and in full force and effect; (ii) the Company is not in default under or in breach or violation of any Company Permit; (iii) no condition or circumstance exists that with notice or lapse of time or otherwise would constitute a default under or breach or violation of any Company Permit; (iv) none of the Company Permits shall be terminated or impaired or become terminable, in whole or in part, as a result of the transactions contemplated by this Agreement or the Transaction Documents; and (v) the Company is in compliance in all material respects with all terms required for the continued effectiveness of each Company Permit.
(b)Except as set forth on Section 4.17(b) of the Disclosure Letter, the Company Permits are all of the Permits that are required in order to lawfully conduct the business of the Company as it is currently conducted in all material respects. Except as would not, and would not reasonably be expected to, individually or in the aggregate, adversely affect the business of the Company in any material respect, neither Seller nor the Company has received, at any time since December 31, 2011, any notice or other communication from any Governmental Authority regarding any actual or (i) alleged violation of, or failure to comply with, any term or requirement of any Company Permit or (ii) potential or threatened revocation, withdrawal, suspension, cancellation or termination of, or any modification to, or any Action to declare invalid, any Company Permit, in each case, that has not been remedied as of the Effective Date.
(c)Except as set forth on Section 4.17(c) of the Disclosure Letter, since January 1, 2011, (i) the Company has timely filed all regulatory reports, schedules, statements, filings, submissions, forms, registrations and other documents, together with any amendments or supplements required to be made with respect thereto, that it was required to file with any Governmental Authority (the “Company Reports”) and has timely paid all fees and assessments due and payable in connection therewith, except where the failure to make such payments and filings would not, and would not reasonably expected to, individually or in the aggregate, adversely affect the business of the Company in any material respect. All Company Reports (i) were true and complete in all material respects when filed, (ii) complied in all material respects with applicable Law as in effect when filed and (iii) no material deficiencies have been asserted by any Governmental Authority with respect to any Company Reports that have not been satisfied. All amendments and supplements to such Company Reports required to have been filed have been filed. There is no material unresolved violation or exception by any such Governmental Authority with respect to any of the Company Reports. Seller has delivered or made available to Purchaser a true and complete copy of each material Company Report.

Section 4.18    Absence of Certain Changes. Except as disclosed on Section 4.18 of the Disclosure Letter, since December 31, 2011 through the Effective Date, the Company has conducted its business in all material respects in the Ordinary Course. Except as disclosed on Section 4.18 of the Disclosure Letter, since December 31, 2011, there has not been any change, event or effect (or, with respect to any change, event or effect existing prior to December 31, 2011, any worsening thereof) that has had, or would reasonably be expected to have, a Company Material Adverse Effect.
Section 4.19    Material Contracts.
(a)“Material Contracts” shall mean any of the following Contracts to which the Company is a party, each of which is listed on Section 4.19(a) of the Disclosure Letter:
(i)any Contract between the Company and the top ten Persons from which the Company acquired Mortgage Loans in the prior twenty-four (24) months, measured according to the annual expenditures made by the Company under Contracts with any such Person;
(ii)any Contract involving any material resolution or settlement of any actual or threatened, in writing, litigation, arbitration, claim or other dispute and having continuing obligations as of the Effective Date;
(iii)any Contracts that contain restrictions with respect to the payment of dividends or any other distribution in respect of the Equity Interests of the Company;
(iv)any Contract pursuant to which the Company has an obligation to make an investment in or loan to any Person, in each case, other than in the Ordinary Course;
(v)any Contract under which the Company leases personal property involving payments in excess of $100,000 in any single given annual period;
(vi)any Contract with any supplier of the Company involving expenditures in excess of $50,000 per year;
(vii)any Contract under which the Company has (A) created, incurred, assumed or guaranteed (or may create, incur, assume or guarantee) (x) indebtedness for borrowed money, including outstanding loan agreements, guarantee agreements, letters of credit, mortgages, promissory notes or other documents relating to Indebtedness, (B) granted a Lien on its assets, whether tangible or intangible, to secure Indebtedness or (C) extended credit to any Person, other than in connection with a Mortgage Loan; which, in each case, individually or in the aggregate, involves Indebtedness or credit in excess of $100,000;
(viii)any Contract to which the Company is a party that contains any non-solicitation, non-competition, confidentiality or similar obligations binding the Company or which otherwise prohibit the Company from entering into any line of business (other than any Contract with a customer or supplier entered into in the ordinary course of business otherwise described by this clause (viii) solely because it contains customary confidentiality restrictions);
(ix)any Contract granting a customer of the Company “most favored nation” or similar terms (whether in respect of pricing or otherwise);
(x)any stock purchase, asset purchase, merger, consolidation or other acquisition or divestiture agreement relating to the acquisition, lease, license, disposition or consolidation by the Company of assets (other than in the Ordinary Course), properties, rights or any capital stock or other Equity Interests of any Person to which the Company is party or is obligated (x) providing for any earnout, indemnification, guaranty or surety obligation of the Company or (y) with a fair market value in excess of $50,000;
(xi)any stockholders’ or similar Contract, or Contract relating to the establishment, management or control of any joint venture or strategic alliance;
(xii)any Contract to which the Company is a party requiring for capital expenditures involving future payments in excess of $75,000 individually or $150,000 in the aggregate;
(xiii)any Contract to which the Company is a party with any Agency or Governmental Authority (whether as prime contractor, subcontractor or otherwise), including any performance bonds or similar arrangements related thereto;
(xiv)any Regulatory Agreement having continuing obligations as of the Effective Date;
(xv)any Contract to which the Company is a party for the employment of any individual with annual compensation in excess of $250,000;
(xvi)any Contract relating to material Company Intellectual Property, excluding off-the-shelf, non-exclusive software licenses with annual fees less than $100,000;
(xvii)any Contract the termination of which would, or would reasonably be expected to have, a Company Material Adverse Effect;
(xviii)any Contract providing for the payment by the Company of any retention bonus or severance amount in excess of $50,000;
(xix)any Contract involving annual payments by or to the Company in excess of $100,000, or that is otherwise material to the Company, under which the transactions contemplated hereby will violate or result in a default or breach of (or an event that with notice or lapse of time or both would become a default or breach) or give rise to any right of termination, modification, consent or acceleration under, or result in the loss of any material right or the imposition of any Liability under, any such Contract;

(xx)any Servicing Agreement;
(xxi)each operating lease (as lessor or lessee) of tangible personal property involving annual payments in excess of $100,000; and
(xxii)any outstanding written commitment to enter into any Contract of the type described in subsection (i) through (xxi) of this Section 4.17(a).
(b)Assuming due authorization, execution and delivery by each counterparty thereto, each Material Contract is the legal, valid and binding obligation of the Company and, to the Knowledge of Seller, of each other party thereto, enforceable in accordance with its terms subject to the Enforceability Exceptions. Neither the Company nor, to the Knowledge of Seller, any other party is in material violation or default of any term of any such agreement, and no condition or event exists which with the giving of notice or the passage of time, or both would constitute a material violation or default by the Company or any other party thereto or permit the termination, modification, cancellation or acceleration of performance of the obligations of the Company any other party to the Material Contract, or the creation of any Lien upon any of the Shares (or, following the Conversion, the Interests). Seller has delivered or made available to Purchaser true and complete copies of each Material Contract and all amendments, modifications, assignments, extensions and written agreements related thereto entered into through the date hereof.
Section 4.20    Taxes. (a) (i) All material Tax Returns required to be filed by or with respect to the Company have been timely filed (taking into account any extensions) and are true, complete and correct in all material respects; (ii) all material Taxes of the Company that are due and payable have been paid; (iii) no written notice has been received of any material deficiencies for Taxes claimed, proposed or assessed by any Taxing Authority with respect to the Company; (iv) there are no pending, current or, to the Knowledge of Seller, threatened in writing Tax Proceedings for or relating to any material liability in respect of Taxes of the Company; (v) the Company has complied in all material respects with all applicable Laws relating to the withholding of Taxes; (vi) within the past two years the Company has not been a “distributing corporation” or a “controlled corporation” in a distribution intended to qualify under Section 355(a) of the Code; (vii) the Company has not participated in any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4; (viii) there are no material Liens for Taxes upon any of the properties of the Company other than for Taxes that are not yet due or payable or that are being contested in good faith by appropriate proceedings and for which an adequate reserve has been established and reflected in accordance with GAAP; (ix) no written claim has ever been made by any Governmental Authority in a jurisdiction where the Company does not file a Tax Return that it is or may be subject to taxation by that jurisdiction; (x) the Company (A) has never been a member of an affiliated group (other than the one of which it is currently a member) filing a consolidated federal income Tax Return and (B) does not have any liability for Taxes of any person arising from the application of Treasury Regulation section 1.1502-6 or any analogous provision of state, local or foreign law, or as a transferee or successor, by contract, or otherwise; (xi) the Company is not a party to, bound by nor has any obligation under any Tax sharing or Tax indemnity agreement or similar contract or arrangement; (xii) no closing agreement pursuant to section 7121 of the Code (or any similar provision of state, local or foreign law) has been entered into by or with respect to the Company; (xiii) the Company has not granted any waiver of any federal, state, local or foreign statute of limitations with respect to, or any extension of a period for the assessment of, any Tax; and (xiv) the Company will not be required to include amounts in income, or exclude items of deduction, in a taxable period beginning after the Closing Date as a result of (A) a change in method of accounting occurring prior to the Closing Date, (B) an installment sale or open transaction arising in a taxable period (or portion thereof) ending on or before the Closing Date, (C) a prepaid amount received, or paid, prior to the Closing Date or (D) deferred gains arising prior to the Closing Date.
(b)Any other representation or warranty contained in this Agreement notwithstanding, the representations and warranties provided in this Section 4.20 are the sole representations and warranties provided by Seller under this Agreement with respect to Taxes.
Section 4.21    Environmental Matters. Except as would not, and would not reasonably be expected to, have a Company Material Adverse Effect: (i) since December 31, 2011 and, to the Knowledge of Seller, at all prior times, the Company has complied with and is currently in compliance with all Environmental Laws applicable to the Company, (ii) Seller is not subject to any Liabilities, including corrective, investigatory or Cleanup obligations arising under Environmental and Safety Requirements, (iii) the Company has not received any written or oral notice, report or information regarding any Liabilities, including corrective, investigatory or Cleanup obligations arising under Law, (iv) there has been no actual or, to the Knowledge of Seller, threatened Release of any Hazardous Materials at any property owned, leased or operated now or in the past by the Company, or at any other location, that would reasonably be expected to result in Liability, including corrective, investigatory or Cleanup obligations arising under Law, and (v) the Company is not a party to any proceedings or agreements concerning Environmental Laws or the presence or Release of any Hazardous Materials.
Section 4.22    Intellectual Property.
(a)Section 4.22(a) of the Disclosure Letter contains a true and complete list of all Intellectual Property that is owned by the Company as of the Effective Date and that is (i) registered or subject to an application for registration with a Governmental Authority and/or (ii) material to the operation of the business of the Company as currently conducted (the “Company Intellectual Property”). All registrations and applications in subsection (i) above are subsisting and unexpired and, to the Knowledge of Seller, all such registrations are valid and enforceable. The Company or, solely in the case of the internet domain name registrations referred to in Section 3.2(f)(ii), its Affiliates holds the exclusive administration rights to the internet domain name registrations listed on Section 4.22(a) of the Disclosure Letter. The Company (a) is the sole owner of each item of Company Intellectual Property purportedly owned by it, free and clear of any Liens other than Permitted Liens, and (b) has the right to use all Company Intellectual Property in the operation of its business as currently conducted.
(b)The Company is not materially infringing on, misappropriating or otherwise violating the Intellectual Property rights of any Person and no Person is engaging in any activity that infringes upon, misappropriates or otherwise violates the Company Intellectual Property.

(c)Section 4.22(c) of the Disclosure Letter sets forth a true and complete list of all licenses by which the Company receives rights to use Intellectual Property (other than copyrights covering off-the-shelf computer software and other than shrink-wrap and over-the-counter licenses, but including “open source” licenses that require licensing or availability of source code upon the distribution or conveyance of the software) owned by third parties and that is material to the operation of its business as currently conducted. Section 4.22(c) of the Disclosure Letter also sets forth a true and complete list of all licenses pursuant to which the Company or any of its Subsidiaries has granted any third party an exclusive right to use any Intellectual Property. Seller and its Affiliates take reasonable actions to protect and maintain their trade secrets and confidential information and the integrity, security and operation of their material software and systems, and since December 31, 2011 there have been no material outages, breakdowns, breaches or violations of same.
Section 4.23    Insurance. Section 4.23 of the Disclosure Letter sets forth a true and complete list of all insurance policies (including policies providing property, casualty, liability and workers’ compensation coverage and bond and surety arrangements) to which the Company is a party, a named insured, or otherwise the beneficiary of coverage (the “Insurance Policies”), the amounts and types of insurance coverage available thereunder and all insurance loss runs and workers’ compensation claims received for the past three (3) policy years. Seller has delivered (or has caused the Company to deliver) to Purchaser true and complete copies of all such Insurance Policies. With respect to each such Insurance Policy: (i) such policy is legal, valid, binding and enforceable in accordance with its terms and, except for policies that have expired under their terms in the ordinary course of business, is in full force and effect, (ii) the Company is not in breach or default (including any breach or default with respect to the payment of premiums or the giving of notice) in any material respect, and no event has occurred which, after notice or the lapse of time or both, would constitute a breach or default or permit termination or modification, under such Insurance Policy, (iii) such policy is occurrence based and (iv) the Company has not received any written or, to the Knowledge of the Company, oral notice from the insurer disclaiming coverage, reserving rights or terminating coverage with respect to a particular claim or such policy in general. During the preceding two years, the Company has not settled any Action or claim for an amount in excess of the insured limits under any Insurance Policy. All premiums payable under all such policies have been paid, and the Company is in compliance with the terms of such policies in all material respects. There have been no threatened terminations of, or material premium increases with respect to, any such policies. In the one year preceding the Effective Date, no insurance company has cancelled or non-renewed any policy of insurance for any reason.
Section 4.24    Sufficiency of Assets. Assuming Purchaser’s ability to adequately provide for the general funding and financing requirements related to the operation of the Company following the consummation of the transactions set forth in this Agreement, the assets, rights and interests of the Company, together with the services to be provided under the Transition Services Agreement, constitute all of the assets, properties, rights and interests necessary to conduct the business of the Company as currently conducted in all material respects as of the Effective Date.

Section 4.25    Related Party Transactions. Except as set forth in Section 4.25 of the Disclosure Letter, no director or officer of Knight Capital Group or its Subsidiaries (other than the Company) (a) is a director, officer or employee of any Person which is a competitor, vendor, supplier or customer of the Company, (b) owns any property, asset or right, whether real, personal or mixed, tangible or intangible (including any Intellectual Property), that is utilized by the Company in the conduct of its business, (c) is a customer of the Company or (d) directly or indirectly is a party to any Material Contract and no employee of the Company is otherwise involved in any business arrangement or other relationship with Seller or the Company, other than employment or benefit arrangements..
Section 4.26    Servicing and Originations Matters.
(a)The Company acts as loan servicer or subservicer under each of the Servicing Agreements set forth on Section 4.19(a)(xx) of the Disclosure Letter and the Company does not act as a loan servicer or loan subservicer except pursuant to a Servicing Agreement set forth on Section 4.19(a)(xx) of the Disclosure Letter. Section 4.26(a) of the Disclosure Letter sets forth, for each Servicing Agreement in effect on the Effective Date, the name of the applicable securitization transaction or third party for whom the Serviced Loans are serviced. The Company has made available to Purchaser true and complete copies of all written Servicing Agreements to which the Company is a party as of the Effective Date. Except as set forth on Section 4.26(a) of the Disclosure Letter, the Company has not engaged subservicers (other than: (i) the Company or (ii) customary third party contractors, including property preservation field contractors and realtors) in the servicing of any loans for which it acts as loan servicer other than third party collection agencies to collect deficiencies after foreclosure or repossession.
(b)The Company is in compliance in all material respects with all Applicable Requirements applicable to Mortgage Loans. The Company has timely filed in all material respects, all reports that any Investor, Insurer, Agency or Governmental Authority, or other third party requires that it file with respect to Mortgage Loans. The Company has not done or caused to be done, or has not failed or omitted to do, any act, the effect of which would operate to invalidate or materially impair (1) any mortgage insurance or commitment of any mortgage insurer to insure, (2) any title insurance policy, (3) any hazard insurance policy, (4) any flood insurance policy, (5) any fidelity bond, direct surety bond, or errors and omissions insurance policy required by private mortgage insurers, or (6) any surety or guaranty agreement, in each case applicable to the Mortgage Loans. Seller has delivered or made available to Purchaser true and complete copies of each audit report by any Agency related to any portfolio of Mortgage Loans serviced or subserviced by the Company or by any third party on behalf of the Company.
(c)Except as set forth in Section 4.26(c) of the Disclosure Letter, no Agency, Investor or Insurer has (x) claimed in writing that the Company has violated or has not complied with the representations and warranties applicable with respect to any Sold Mortgage Loans originated or purchased and subsequently sold or Warehouse Loans, or with respect to any sale of mortgage servicing rights to an Investor or (y) imposed restrictions on the activities

(including commitment authority) of the Company, in each case except as would not be material to the Company.
(d)No Agency, Investor or Insurer has indicated to the Company in writing that it has terminated, or intends to terminate, its relationship with the Company for performance, loan quality or concern with respect to the Company’s compliance with Laws or that the Company is in default with respect to any Applicable Requirements.
(e)The Company is the sole owner of the Servicing Rights, free and clear of any Liens (other than Permitted Liens).
(f)Except as set forth on Section 4.26(f) of the Disclosure Letter and except as would not be material to the Company, individually or in the aggregate for all such Mortgage Loans, each Mortgage Loan (other than any non-HECM loan) was underwritten in accordance with all Applicable Requirements applicable to such Mortgage Loans and all HUD/FHA requirements and standards applicable to reverse mortgages and is fully insurable by the applicable Agency, which insurance is in full force and effect, and all prior transfers, if any, of such Mortgage Loan has been, and the transactions herein contemplated are, in compliance with all Applicable Requirements and HUD/FHA regulations (including the HUD Handbook). No Mortgage Loan (other than any non-HECM loan) will be, at the first anniversary of the date hereof (at such later time as may be specifically permitted by GNMA with respect to such Mortgage Loan,) subject to any defect that could diminish or impair the relevant Agency insurance and no circumstances will exist with respect to such Mortgage Loans (including an absence or inaccuracy of information necessary to enable Purchaser to obtain final Agency certification and/or recertification of any pool of loans containing such Mortgage Loan) that could permit the relevant Agency to deny coverage, in whole or in part, under the related Agency insurance except for ordinary deductions from the mortgage insurance payments that are part of the relevant Agency regulations (including HUD/FHA Regulations). Each related Agency policy calls for the assignment of the Mortgage Loan (other than any non-HECM loan) to the relevant Agency as opposed to the coinsurance option. The entire amount of the insurance premium due has been paid to the relevant Agency and no portion is shared by the Company or, if the monthly premium option has been chosen for such Mortgage Loan, all such premiums due on or before the Closing Date have been duly and timely paid. Each Mortgage note (other than any Mortgage note relating to a non-HECM loan) and the related security instrument meets all applicable HUD/FHA standards.
(g)Each Mortgage Loan was originated, pooled and/or sold (and if sold, serviced) in all respects, in compliance with Applicable Requirements and the Company has not incurred any Liability related to its failure to comply with Applicable Requirements, and the custodial files maintained by or on behalf of the Company with respect to any such Mortgage Loans contain or, within the first anniversary of the date hereof (or within such longer period as may be specifically permitted by GNMA with respect to such Mortgage Loans), will contain true and complete copies of all required Custodial File Documents (including information necessary to enable Purchaser to obtain final Agency certification and/or recertification of any pool of loans containing such Mortgage Loan).

(h)For each Mortgage Loan, except as would not be material to the Company, the related original Mortgage (and any assignment thereof) has been recorded or is in the process of being recorded (or re-recorded to the extent technical errors were discovered during the recording process) in the appropriate jurisdictions wherein such recordation is required to perfect the Lien thereof.
(i)There are no existing repurchase obligations of the Company with respect to the repurchase of Mortgage Loans including any Mortgage Loans sold to an investor or servicing released, nor have there been any repurchases of Mortgage Loans since June 30, 2010 (collectively, “Mortgage Loan Repurchase Obligations”). The Company has not in the past breached, violated or defaulted under, nor is it currently in breach, violation or default of any of their Mortgage Loan Repurchase Obligations.
(j)Notwithstanding anything contained herein to the contrary, Seller makes no representation or warranty regarding any action or omission of Reverse Mortgage Solutions, Inc. taken in breach of any Contract between the Company and Reverse Mortgage Solutions, Inc.
Section 4.27    No Additional Representations. Purchaser acknowledges that neither of Seller nor any of its Affiliates makes any representation or warranty as to any matter whatsoever except as expressly set forth in this Article IV or in any certificate or other instrument delivered by Seller to Purchaser in accordance with this Agreement, and specifically (but without limiting the generality of the foregoing) that neither of Seller nor any of its Affiliates makes any representation or warranty with respect to (i) any projections, estimates or budgets delivered or made available to Purchaser (or any of its Affiliates, officers, directors, employees or Representatives) of future revenues, results of operations (or any component thereof), cash flows or financial condition (or any component thereof) of the Company or (ii) the future business and operations of the Company, and Purchaser has not relied on such information or any other representation or warranty not set forth in this Article IV. In entering into this Agreement, Purchaser has relied on its own examination and investigation as well as the representations and warranties of Seller set forth in this Article IV and any certificate or other instrument delivered by Seller pursuant to this Agreement.
ARTICLE V
REPRESENTATIONS AND WARRANTIES OF PURCHASER
Except as disclosed in the Disclosure Letter, Purchaser hereby represents and warrants to Seller, as of the Effective Date and as of the Closing Date (or as of such other date as may be expressly provided in any representation or warranty), as set forth below. Information disclosed in any section of the Disclosure Letter shall be deemed to be disclosed with respect to each other section of the Disclosure Letter to which such disclosure would be reasonably apparent on its face.

Section 5.1    Organization and Good Standing. Purchaser is a limited liability company duly organized, validly existing and in good standing under the laws of Delaware. Purchaser has all requisite limited liability company power and authority to own the Interests and to carry on its business in a manner similar to that currently conducted, except where the failure to have such power and authority would, or would be reasonably expected to, have a Purchaser Material Adverse Effect.
Section 5.2    Authorization; Binding Obligations. Purchaser has all necessary power and authority to make, execute and deliver this Agreement and the Transaction Documents and to perform all of the obligations to be performed by it hereunder and thereunder. The making, execution, delivery and performance of this Agreement and the Transaction Documents and the consummation by Purchaser of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary limited liability company action on the part of Purchaser and no other limited liability company proceedings on the part of Purchaser are necessary to authorize the execution, delivery and performance by Purchaser of this Agreement, the Transaction Documents or the transactions contemplated hereby or thereby. This Agreement has been, and, as of the Closing Date, the Transaction Documents will be, duly and validly executed and delivered by Purchaser, and assuming the due authorization, execution and delivery by Seller that are party thereto, each of this Agreement and the applicable Transaction Documents will constitute the valid, legal and binding obligation of Purchaser, enforceable against it in accordance with its terms, except as may be limited by the Enforceability Exceptions.
Section 5.3    No Conflicts. Assuming receipt of the Seller Consents, none of the execution, delivery or performance of this Agreement by Purchaser, nor the consummation of the transactions contemplated hereby, will (i) violate, conflict with, result in the breach of, or constitute (with or without notice or lapse of time or both) a default under, or result in a violation of any provision of the organizational documents of Purchaser or (ii) violate or conflict with any Law applicable to Purchaser (including any memorandum of understanding or similar arrangement with any Governmental Authority), other than any such breaches, defaults or violations that would not, and would not reasonably be expected to, have a Purchaser Material Adverse Effect.
Section 5.4    Approvals. No notices, approvals, reports or other filings are required to be made by Purchaser with, nor are there any consents, registrations, approvals, permits or other authorizations required to be obtained by Purchaser from, any Governmental Authority or other third party in order for Purchaser to execute or deliver this Agreement or to consummate the transactions contemplated hereby except (i) as may have already been obtained, (ii) the Seller Consents and (iii) such notices, approvals, reports, consents, registrations, permits or other authorizations or filings that are not required to be obtained or made prior to consummation of such transactions contemplated by this Agreement or that, if not obtained or made, would not, and would not reasonably be expected to, have a Purchaser Material Adverse Effect. To the Knowledge of Purchaser, there are no facts or circumstances relating to Purchaser or its Affiliates that could reasonably be expected to prevent or materially delay the timely receipt of all registrations, approvals, permits or other authorizations required for Closing.

Section 5.5    Litigation. There are no Actions pending or, to the Knowledge of Purchaser, threatened against or affecting Purchaser at law or in equity, or before any Governmental Authority, which if determined adversely to Purchaser would reasonably be expected to, individually or in the aggregate, have a Purchaser Material Adverse Effect. To the Knowledge of Purchaser, Purchaser is not subject to any outstanding Order of any court or Governmental Authority.
Section 5.6    Compliance with Law. Purchaser is in compliance with all applicable Laws relating to or affecting its business, except as would not, and would not reasonably be expected to, have a Purchaser Material Adverse Effect. Purchaser: (i) has not received any written communication or notice from any Governmental Authority that alleges any material noncompliance with any Law relating to its business; (ii) to the Knowledge of Purchaser, is not under any investigation by any Governmental Authority for alleged noncompliance with any Laws; and (iii) has not been advised in writing since December 31, 2011 by any Governmental Authority that it is considering initiating or requesting any such investigation, except, in each case, as would not, and would not reasonably be expected to, have a Purchaser Material Adverse Effect.
Section 5.7    Financing. Purchaser will have at the Closing Date sufficient cash, available lines of credit or other sources of immediately available funds to enable it to pay the Purchase Price in accordance with the terms of this Agreement.
Section 5.8    No Brokers or Finders. No broker, finder or investment banker is entitled or has a valid claim to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Purchaser.
Section 5.9    No Additional Representations. Seller acknowledges that neither Purchaser nor any of its Affiliates makes any representation or warranty as to any matter expressly set forth in this Article V or in any certificate or other instrument delivered by Purchaser to Seller in accordance with this Agreement. Seller has not relied on any information or any other representation or warranty not set forth in this Article V. In entering into this Agreement, Seller has relied on its own examination and investigation as well as the Representations and Warranties of Purchaser set forth in this Article V and any certificate or other instrument delivered by Purchaser pursuant to this Agreement.
ARTICLE VI
COVENANTS
Section 6.1    Conduct of Business.
(a)From the Effective Date until the earlier of the Closing Date and the termination of this Agreement in accordance with its terms, except as (i) expressly contemplated or required by this Agreement or Section 6.1(a) of the Disclosure Letter or (ii) required by applicable Law or the rules, regulations or requirements of any stock exchange or regulatory organization applicable to Seller or the Company, Seller shall cause, and shall cause NewCo to cause, the Company to conduct its business in the ordinary course of business consistent with past practice (“Ordinary Course”) and to use its commercially reasonable efforts to preserve intact the business organizations and relationships with customers, suppliers, contractors and other third parties relating to the Company’s business, in each case, in the Ordinary Course, and to keep available the services of the Company Employees; provided, however, that no action by Seller, NewCo or the Company with respect to matters specifically addressed by Section 6.1(a) of the Disclosure Letter shall be deemed a breach of this Section 6.1(a).
(b)Without limiting the generality of Section 6.1(a), from the Effective Date until the earlier of the Closing Date and the termination of this Agreement in accordance with its terms, except as (w) expressly contemplated or required by this Agreement; (x) required by applicable Law or the rules, regulations or requirements of any stock exchange or regulatory organization applicable to Seller or the Company, (y) as may be agreed in writing by Purchaser (which consent shall not be unreasonably withheld, delayed or conditioned); or (z) as set forth in Section 6.1(b) of the Disclosure Letter, Seller shall not, and shall cause NewCo and the Company not to, directly or indirectly take any of the following actions with respect to the Company:
(i)adopt, amend, modify, or propose any change in (1) the articles of incorporation or bylaws of the Company, other than such changes as may be required in connection with the Conversion, or (2) following the Conversion, the articles of organization or operating agreement of the Company;
(ii)(A) split, combine or reclassify any Equity Interests of the Company, (B) declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of any Equity Interests or (C) redeem, repurchase or otherwise acquire or offer to redeem, repurchase or otherwise acquire any Equity Interests of the Company;
(iii)other than such changes as may be required in connection with the Conversion, issue, deliver, sell, pledge or transfer, or modify or amend the terms of, any Equity Interests or enter into any Contract with respect thereto or make any material change in the Company’s business or its operations, except such changes as may be required to comply with applicable Law;
(iv)other than in the Ordinary Course, (A) terminate, cancel, modify, fail to take actions to renew or amend or take any action that would cause the termination, cancellation, modification, failure to renew or amendment of any Material Contract; otherwise materially modify any Material Contract or (B) enter into, or take any actions that would cause the entry into, any Contract, that would have been a Material Contract if entered into prior to the Effective Date;
(v)enter into any new Contract if such Contract (A) contains any non-competition agreement, exclusivity agreement or any other agreement or obligation which purports to limit in any respect (1) the ability of the Company to solicit customers or (2) the manner in which, or the localities in which the Company’s or following consummation of the transactions contemplated by this Agreement, Purchaser’s business, is or would be conducted; (B) provides for indemnification by the Company of any Person, other than customary agreements relating to the indemnity of directors, officers and employees of the Company and indemnifications made in the Ordinary Course; (C) is a joint venture or partnership agreement; (D) grants any right of first refusal or right of first offer or similar right or that limits or purports to limit the ability of the Company to own, operate, sell, transfer, pledge or otherwise dispose of any material amount of assets or business; (E) contains a “most favored nation” clause; (F) is for the sale or license of any asset that is material to the Company’s conduct of its business or grants any rights to purchase or license any such asset, except for any such sales or grants in the Ordinary Course; (G) contemplates payment or payments by the Company outside the Ordinary Course; or (H) contains commitments by the Company for capital expenditures not made in the Ordinary Course;
(vi)other than as described on Section 6.1(b)(vi) of the Disclosure Letter, (A) engage in any transaction or make or agree to make any payment to any Affiliate of the Company or any of the Company’s or such Affiliates’ Representatives or (B) amend, waive or relinquish any material rights relating to any such transaction referred to in clause (A) immediately above;
(vii)other than as expressly provided in Section 2.3 hereof, assign, sell, lease, license, transfer, allow to expire or lapse, subject to a Lien (other than Permitted Liens not in excess of $50,000 in the aggregate) or otherwise dispose of any assets that are material to the Company’s conduct of its business, other than in the Ordinary Course, or write-down the value of any assets that are material to the Company’s conduct of its business, other than in the Ordinary Course or as required by GAAP, consistently applied;
(viii)(A) acquire (by merger, consolidation or acquisition of equity interests or assets) any corporation, limited liability company, partnership or other business organization or division thereof or any material assets, whether by merger, consolidation, acquisition of equity interests or assets or otherwise, other than acquisitions made in the Ordinary Course, (B) make any investment, whether by purchase of equity interests, contributions to capital or any property transfer, or (C) sell, lease, license, encumber or otherwise dispose of assets, properties, securities, rights or interests, or allow any material Intellectual Property to expire or lapse, except for sales, licenses, dispositions or transfers in the Ordinary Course or that would not, and would not reasonably be expected to, individually or in the aggregate, adversely affect the Company in any material respect;
(ix)merge or consolidate with any other Person, adopt a plan of complete or partial liquidation or authorize or undertake a dissolution, consolidation, restructuring, recapitalization or other reorganization;

(x)create, incur, repay, assume or guarantee any Indebtedness or suffer or permit any Lien (other than Permitted Liens not in excess of $50,000 in the aggregate) to arise or be granted or created against or upon any of the rights, properties or assets, real or personal, tangible or intangible, of the Company;
(xi)make or agree to make any loans, or advances to or guarantees in respect of, any Person, or agree to guarantee any loans or advances to, or investments in, any Person, other than extensions of credit to customers in the Ordinary Course;
(xii)make any capital expenditures in excess of $50,000 individually or $250,000 in the aggregate, or enter into commitments therefor, except replacements of equipment in the Ordinary Course;
(xiii)(A) increase the compensation or benefits (including any bonus, option, incentive or deferred compensation, salary, severance, welfare or retirement benefits) of any Company Employee who is an officer, except for such increases to any Company Employees who did not receive annual compensation in 2012 of $250,000 or more, in each case, except in the Ordinary Course or as required by any Employment Agreement in effect on the Effective Date, (B) terminate, adopt, enter into, amend, or make any material determination with respect to, any provision of any Company Benefit Plan or Employment Agreement, except in the case of such amendments and determinations made with respect to employees of Seller or its Affiliates generally (including Company Employees) that would not, and would not reasonably be expected to, result in a material increase in the Liabilities or obligations of Purchaser with respect to the Company Employees or (C) hire or engage, or make any offer to employ or engage, any Person whose total annual compensation exceeds or is expected to exceed $350,000, or terminate the employment of any Company Employee who is an officer or a Company Employee whose total annual compensation exceeds $500,000 other than for cause (provided, that, except as expressly provided herein, this Section 6.1(b)(xiii) shall not limit the ability of Seller or its Affiliates to employ, terminate the employment of or otherwise make employment decisions with respect to, any Company Employee in the Ordinary Course);
(xiv)(A) sell, cancel, relinquish, compromise, release, assign or waive any assets, claims or rights (including mortgage servicing rights) held by the Company (including the sale, cancellation, relinquishment, compromise, release, assignment or waiver of any Indebtedness owed to, or claims held by, the Company relating to the Business) having a value in excess of $50,000, or write-down the value of any assets that are material to the Company’s conduct of its business, other than in the Ordinary Course or as required by GAAP, consistently applied, or (B) write-off as uncollectible any material accounts or material notes receivable of the Company relating to the Business, or any portion thereof (other than, in the case of clause (B), in the Ordinary Course);
(xv)enter into any material waiver, release, assignment, compromise or settlement of any pending or threatened Action;

(xvi)fail to use commercially reasonable efforts to maintain insurance coverage that is materially consistent with the Company’s presently existing insurance coverage;
(xvii)fail to use commercially reasonable efforts to maintain any presently existing Company Permit or rights to material Intellectual Property;
(xviii)take any action, or fail to take any action, that would, or would reasonably be expected to, individually or in the aggregate, delay in any material respect the ability of any of the Parties to obtain any authorization, consent or approval of any Governmental Authority required to consummate the transactions contemplated hereby;
(xix)other than changes required by GAAP, change any method of accounting or accounting practice or policy of the Company;
(xx)change any method of Tax accounting, make or change any Tax election, settle or compromise any Tax liability, agree to an extension or waiver of the statute of limitations with respect to the assessment or determination of Taxes, enter into any closing agreement with respect to any Tax or surrender any right to claim a Tax refund;
(xxi)materially change any practice or policy of the Company relating to loan origination, servicing, pricing, underwriting or product offerings;
(xxii)execute a level of securitization activity in excess of HECM Loan originations or Poolable Advances volume in a manner inconsistent with past practices resulting in a reduction to the inventory of HECM Loans or Poolable Advances below the levels that existed as of the Determination Time; or
(xxiii)agree or commit to do any of the foregoing.
Section 6.2    Access and Confidentiality. (a) From the Effective Date until the earlier of the Closing and termination of this Agreement in accordance with its terms, subject to applicable Law, (i) Seller and the Company, on the one hand, and Purchaser, on the other, will permit the other and their respective Representatives to have reasonable access, during regular business hours and upon reasonable advance notice for purposes reasonably consistent with this Agreement, to their respective properties, premises, facilities, employees and Representatives and books and records to the extent related to the transactions contemplated by this Agreement and (ii) each of Seller or Purchaser, as applicable, shall direct its respective Representatives and shall cause the Representatives of its respective Affiliates, to cooperate fully with Purchaser or Seller, as the case may be, and its respective Representatives to the extent related to the transactions contemplated by this Agreement; provided, however, that nothing herein shall obligate Seller or Purchaser or any of their respective Affiliates to take any action that would (A) unreasonably interrupt the normal course of their businesses or (B) result in any waiver of attorney-client privilege or violate any Laws or the terms of any Contract to which Seller or Purchaser or any of their respective Affiliates is a party or to which any of their respective assets are subject. Seller and Purchaser shall comply, and shall cause their respective Representatives to comply, with all safety, health and security rules applicable to the premises being visited. In each case, Purchaser and Seller, as applicable, and their respective Representatives shall comply with the confidentiality obligations contained herein.
(b)In addition to the confidentiality arrangements contained herein, all information provided or obtained in connection with the transactions contemplated by this Agreement (including pursuant to Section 6.2(a)) will be held by Purchaser in accordance with the Confidentiality Agreement, dated December 21, 2012, between Knight Capital Group, Inc., a Delaware corporation and a wholly owned subsidiary of KCG (“Knight”) and WIMC (the “Confidentiality Agreement”). In the event of a conflict or inconsistency between the terms of this Agreement and the Confidentiality Agreement, the terms of this Agreement will govern.
(c)Each Party hereto shall preserve and keep all books and records and all information relating to the accounting, business and financial affairs that are retained by Seller or any of its Affiliates or obtained by Purchaser hereunder, as the case may be, which information relates to the Company prior to the Closing, for five (5) years after the Closing Date, or for any longer period as may be (i) required by any Governmental Authority or (ii) reasonably necessary with respect to the prosecution or defense of any Action that is then pending or threatened or any audit and with respect to which the requesting Party has notified the other Party as to the need to retain such books, records or information. Notwithstanding the foregoing provisions of this Section 6.2(c), the provisions of Article VIII shall govern the preservation, retention and sharing of Tax Returns and Tax work papers. After the Closing Date, each Party shall permit the other Party and its Representatives to have reasonable access to, and to inspect and copy (at the requesting Party’s sole expense), all materials referred to in this Section 6.2(c) on a mutually convenient basis for any reasonable business purpose, including insurance matters, financial reporting and accounting matters, the preparation and filing of any Tax Return, the defense of any Tax claim or assessment, in connection with any disclosure obligation or the defense of any Action.
(d)From and after the Closing Date, Seller shall (and shall cause its Affiliates and Representatives to) keep confidential any and all confidential information relating to the Company or Purchaser or their respective Affiliates that remains in or comes into such Seller’s or such Affiliate’s or Representative’s possession in any form. The foregoing shall not preclude Seller from (i) disclosing such confidential information if (A) compelled to disclose the same by any Governmental Authority, judicial or administrative process or by other requirements of any applicable Law or (B) reasonably necessary with respect to the prosecution or defense of any Action that is then pending or threatened against the disclosing party or with respect to any audit (subject to the following provisions of this Section 6.2(d)), (ii) discussing or using such confidential information if the same hereafter is in the public domain (other than as a result of a breach of this Agreement) or (iii) discussing or using such confidential information if the same is acquired from a Person that is not known to Seller or any of Seller’s Affiliates or Representatives to be under an obligation to keep such information confidential. If Seller or its Representatives is requested or required (by oral questions, interrogatories, requests for information or documents, subpoena, civil investigative demand or other process) to disclose any confidential information, it is agreed that Seller will provide Purchaser with prompt prior written notice, to the extent practicable and legally permitted, of any such request or requirement so that Purchaser may seek an appropriate protective order or waive compliance with the provisions of this Section 6.2(d). If a protective order or the receipt of a waiver hereunder has not been obtained, or if prior notice is not possible, and Seller has been advised by its counsel that it is compelled to disclose confidential information, Seller may disclose that portion of the confidential information that its counsel advises Seller it is compelled to disclose. In any event, neither Seller nor any of its Representatives will oppose action by Purchaser to obtain any appropriate protective order or other reliable assurance that confidential treatment will be accorded such information.
Section 6.3    Efforts; Filings.
(a)Subject to the terms and conditions of this Agreement, each of Seller and Purchaser and their respective Affiliates shall use their respective reasonable best efforts to take, agree to take, or cause to be taken, any and all actions and to do, or cause to be done, any and all things necessary, proper or advisable under applicable Law or otherwise, so as to, as promptly as practicable, consummate the transactions contemplated by this Agreement, and each shall, and shall cause its respective Affiliates to, cooperate fully to that end. Subject to Section 6.2 and the Confidentiality Agreement, each Party shall (i) permit the other Parties to review and discuss in advance, and consider in good faith the views of the other Parties in connection with, any proposed written (or any material proposed oral) communication with any Governmental Authority regarding the transactions contemplated by this Agreement and (ii) promptly inform the other Parties (and if in writing, provide the other Parties or their counsel with copies of) all correspondence, filings and communications between the Party and any Governmental Authority regarding the transactions contemplated by this Agreement. The Parties may, as each deems advisable and necessary, reasonably designate any competitively sensitive material provided to the other Parties under this Section 6.3 as “outside counsel only”. Such materials and the information contained therein shall be given only to the outside legal counsel of the recipient and will not be disclosed by such outside counsel to employees, officers or directors of the recipient unless express permission is obtained in advance from the source of the materials (Purchaser or Seller, as the case may be) or its legal counsel; provided, however, that materials provided pursuant to this Section 6.3 may be redacted (x) to remove references concerning the valuation of the Company, (y) as necessary to comply with contractual arrangements, or (z) as necessary to address reasonable legal privilege concerns. No Party shall participate in any meeting with any Governmental Authority in connection with this Agreement or the transactions contemplated thereby (or make oral submissions at meetings or in telephone or other conversations) unless it consults with the other Parties in advance and, to the extent not prohibited by such Governmental Authority, gives the other Parties the opportunity to attend and participate thereat.
(b)Each of Seller and Purchaser agrees to, and to cause their respective Affiliates to, use their respective reasonable best efforts to prepare all documentation, to effect all filings and to obtain all permits, consents, clearances, approvals and authorizations of all

Governmental Authorities and other Persons necessary to consummate the transactions contemplated by this Agreement as promptly as practicable.
(c)As soon as practicable after the Effective Date, but in any event within thirty (30) Business Days from the Effective Date, Seller shall, and shall cause NewCo to, cause the Company to deliver to (i) each of FHA, FNMA, GNMA and HUD, (ii) each applicable Agency of each State in which the Company maintains any license required to conduct its business, and (iii) each Agency and/or other regulatory authority with which the Company has any pending application, in each case, a notice of change in control substantially in the form attached hereto as Exhibit B or otherwise approved by Purchaser. For the avoidance of doubt, each Agency or other regulatory authority to which such notice of change in control is required pursuant to clause (ii) and/or (iii) of this Section 6.3(c) is set forth on Section 6.3(c) of the Disclosure Letter.
(d)Notwithstanding anything in this Agreement to the contrary, in no event shall LFH, WIMC or Purchaser (or and of their respective Affiliates) be required to (and Seller shall not, and shall not permit any of Seller’s Affiliates to), without LFH’s, WIMC’s or Purchaser’s, as applicable, prior written consent, (i) offer to, or agree to, sell, divest, lease, license, transfer, dispose of or otherwise encumber or hold separate and agree to sell, divest, lease, license, transfer, dispose of or otherwise encumber before or after the Closing, any assets, permits, operations, rights, businesses or interest therein of LFH, WIMC or Purchaser or any of their respective Affiliates or Seller or any of their respective Affiliates or (ii) agree to any changes or restriction on, or other impairment of the ability of LFH, WIMC or Purchaser and their respective Affiliates to own any of such assets, permits, operations, rights, businesses or interests therein, in each of (i) and (ii) to the extent that such action, changes, restrictions or impairments would be material to LFH or WIMC (measured on a scale relative to the Company) or the Company.
Section 6.4    Non-Solicitation of Employees/Noncompetition.
(a)As an inducement to Purchaser to enter into this Agreement, from the Closing Date until the second anniversary thereof, without the prior written consent of Purchaser, KCG and Seller agree that KCG, Seller and their respective Affiliates (other than the Company) will not, directly or indirectly, solicit, induce, attempt to induce or otherwise encourage any Company Employee to terminate, reduce or otherwise alter his or her employment or engagement with Purchaser or any of its Affiliates; provided, however, the foregoing shall not preclude KCG, Seller or any of their respective Affiliates from making general or public solicitations and hiring or engaging any employee that responds thereto; provided, further, that this Section 6.4 shall cease to apply with respect to any such Company Employee upon termination of such Company Employee by Purchaser.
(b)As a further inducement to Purchaser to enter into this Agreement, from the Closing Date until the second anniversary of thereof, KCG, Seller and their respective Subsidiaries shall not, directly or indirectly (including through the ownership or control of any Person): (i) engage in the business of originating, processing, underwriting, closing, funding, selling, purchasing and/or servicing direct and/or brokered home equity conversion mortgages and/or reverse mortgages (the “Restricted Business”) or (ii) become financially interested in any Person primarily engaged in the Restricted Business as an investor, partner, equity owner or trustee or such Person, in each case, within the United States of America; provided, however, that the foregoing shall not (A) limit the ability of KCG, Seller or its Affiliates from continuing to trade securitized reverse mortgages, or entering into any arrangements with others in connection therewith, (B) prohibit ownership (or acquisition of ownership) of not more than five percent (5%) of the outstanding common stock of any publicly traded corporation or (C) apply with respect to any business of any Person existing at the time such Person is acquired by or merged with Seller or any of its Affiliates where the fair market value of such competing business is less than 25% of the total fair market value of the Person being acquired or merged with Seller or any of its Affiliates, provided, further, that the foregoing shall not prohibit brokerage, investment advisory, financial advisory, asset management, trading, market making, trust, securities lending, custody, investment servicing and other financial services conducted in the Ordinary Course involving KCG, Seller and their respective Affiliates.
(c)The Parties agree that the geographical area in Section 6.4(b) and the other restrictions set forth in this Section 6.4 are reasonable and completely severable and independent, and any invalidity or unenforceability of this Agreement with respect to any one area or any one restriction in this Section 6.4 shall not render this Agreement unenforceable as applied to any one or more of the other areas or other restrictions herein.
(d)KCG and Seller acknowledge that the restrictions set forth in this Section 6.4 are necessary for the protection of Purchaser and its Affiliates and that any breach thereof may cause such Persons irreparable damage, that Purchaser’s remedies at law in the event of such breach would be inadequate, and that, accordingly, Purchaser shall be entitled to specific performance, including an injunction in favor of such Persons enjoining the breach or threatened breach of such restrictions. The foregoing provision shall not constitute a waiver of any other remedies that Purchaser may have in law or in equity.
(e)If any provision set forth in this Section 6.4 is held to be unenforceable because of the duration of such provision or the area covered thereby, the parties hereto agree to modify such provision, and that any court or arbitral tribunal making such determination shall have the power to modify such provision, to reduce the duration or area of such provision, or both, or to delete specific words or phrases herefrom (“blue-penciling”), and, in its modified, reduced or blue-penciled form, such provision shall then be enforceable by the parties hereto. In particular, the parties intend that the covenants contained in this Section 6.4 shall be construed as a series of separate covenants.
Section 6.5    Further Assurances. After the Closing Date, each of Seller and Purchaser shall (and shall cause their respective Affiliates to) use their commercially reasonable efforts from time to time to execute and deliver, or cause to be executed and delivered, at the reasonable request of the other Party such additional documents and instruments (including any assignments, bills of sale, assumption agreements, consents and other similar instruments in addition to those required by this Agreement) as may be reasonably required to give effect to this Agreement and the transactions contemplated hereby, and to provide whatever documents or other evidence of ownership as may be reasonably requested by Purchaser to confirm Purchaser’s ownership of all of the Equity Interests of the Company.
Section 6.6    Employee Matters.
(a)Continuing Employment. For a period beginning on the Closing Date and continuing until the first anniversary of the Closing Date, Purchaser shall provide all Company Employees who continue to be employed with the Company following the Closing Date with: (i) base wages or salaries, as applicable, at least equal to those provided to each such Company Employee immediately prior to the Closing Date; and (ii) annual bonus opportunities (with such bonuses to be based on actual individual and financial performance during the applicable performance period) and employee benefits that are substantially comparable, in the aggregate, to the annual bonus opportunities and employee benefits provided to each such Company Employee immediately prior to the Closing Date (excluding any one-time bonus payments such as sign on bonuses or similar payments and bonuses paid in connection with the transactions contemplated by the Agreement). Without limiting the generality of the foregoing, any Company Employee (x) whose employment is terminated by Purchaser for any reason other than cause on or before the first anniversary of the Closing Date and (y) who is not already entitled to severance pay through an agreement with the Company shall be entitled to the amount of cash severance pay such Company Employee would have received if he or she separated from the Company under the severance policy maintained for Company Employees as set forth on Section 6.6(a) of the Disclosure Letter, provided such Company Employee complies with the policy’s prerequisites for receipt of such severance; provided, however, in each case such Company Employee shall be credited for service with the Company as described in Section 6.6(b) of the Agreement. After Closing, Purchaser shall assume (or by virtue of the transactions contemplated by this Agreement, be deemed to have assumed) all liabilities and obligations of the Company with respect to Company Benefit Plans and Employment Agreements.
(b)Credit for Service. Purchaser shall cause each benefit plan maintained, sponsored, adopted or contributed to by Purchaser or its Affiliates in which Company Employees are eligible to participate (collectively, the “Purchaser Benefit Plans”), to take into account for purposes of eligibility and vesting under Purchaser Benefit Plans (but not for purposes of accruals under any Purchaser Benefit Plan, other than accrual of vacation pay or severance benefits) the service of such employees with the Company to the same extent as such service was credited for the applicable purpose by Seller or one of its Affiliates (including the Company) unless recognizing service credit would result in the duplication of benefits for the same period of service.
(c)Pre-Existing Conditions; Coordination. Purchaser shall, and shall cause its Affiliates to, (i) waive limitations on benefits relating to any pre-existing conditions of the Company Employees and their eligible dependents to the extent that such limitations were waived under the applicable employee benefit or welfare plan in which such Company Employee participated prior to the Closing Date, and (ii) recognize for purposes of annual deductible and out-of-pocket limits under their health plans applicable to Company Employees, deductible and out-of-pocket expenses paid by Company Employees and their respective dependents under Seller’s or any of its Affiliates’ (including the Company) health or welfare plans in the calendar year in which the Closing Date occurs.
(d)Liabilities under Benefits Plans. Except for Company Benefit Plans or as expressly provided in this Section 6.6, Seller shall remain solely responsible for any and all Liabilities arising under Seller Benefit Plans, and Purchaser shall not assume or otherwise acquire any of Seller Benefit Plans.
(e)Company Employee Information. Within five (5) Business Days following the Effective Date, Seller shall, to the extent permitted by applicable Law, separately provide to Purchaser a list that is complete and accurate as of the Effective Date that shows for each Company Employee: (i) name, position held, annual base salary and 2013 target incentive compensation (if any), (ii) the date of hire, (iii) primary employment location, and (iv) exempt/non-exempt status (as classified by Seller or its Affiliates), regularly scheduled hours and whether such Company Employee is active or on approved leave of absence. Such list shall be updated by Seller and provided to Purchaser thirty (30) calendar days following the Effective Date, or, if earlier, thirty (30) calendar days prior to the Closing Date, and on other dates as mutually agreed to by Purchaser and Seller.
(f)No Third-Party Rights or Amendment to Benefit Plans. Nothing in this Agreement shall be construed to grant any Company Employee or Former Company Employee a right to continued employment by, or to receive any payments or benefits from, Purchaser or Seller or their respective Affiliates or through any employee benefit plan. This Agreement shall not limit Purchaser’s or its Affiliate’s ability or right to amend or terminate any benefit or compensation plan or program of Purchaser or its Affiliates and nothing contained herein shall be construed as an amendment to or modification of any such plan. This Section 6.6 shall be binding upon and inure solely to the benefit of each Party, and nothing in this Section 6.6, express or implied, is intended to confer upon any other Person, including, any current or former director, officer or employee of Seller or any of its Affiliates, any rights or remedies of any nature whatsoever under or by reason of this Section 6.6.
Section 6.7    Guarantees; Commitments. Purchaser shall use commercially reasonable efforts to obtain the release of Seller and its Affiliates, effective as of the Closing, of all obligations of Seller and any of its Affiliates under each of the guarantees, indemnities, letters of credit, letters of comfort, commitments, understandings, agreements and other obligations of such Persons set forth on Section 6.7 of the Disclosure Letter (collectively, such existing guarantees, the “Seller Guarantees”). If any of the Seller Guarantees are not released before or effective as of the Closing, Purchaser shall, from and after the Closing, indemnify and hold Seller and its Affiliates harmless for any and all payments required to be made under, and liabilities, obligations, commitments, costs and expenses incurred in connection with, each such Seller Guarantee, until Seller or its Affiliates, as applicable, have been released by the beneficiary of such Seller Guarantee pursuant to an agreement reasonably acceptable to Seller and Purchaser. If Seller and its Affiliates, as applicable, have not been so released under any such Seller Guarantee as of the Closing Date, Seller and its Affiliates, as applicable, shall have no obligation to continue, and shall have the right to terminate, if terminable, all Seller Guarantees without Liability to Purchaser or any of its Affiliates.
Section 6.8    Notification. Each of Seller and Purchaser shall notify the other Party and keep it advised of (i) any litigation or administrative proceeding pending or, to the best knowledge of such Party, threatened against such Party which could reasonably be expected to have a Company Material Adverse Effect or a Purchaser Material Adverse Effect, as applicable; (ii) any material damage or destruction of any of the assets of the Company; and (iii) any change in the condition (financial or other), results of operations, assets, business or prospects of such Party that is materially adverse to the ability of such Party to consummate the transactions contemplated by this Agreement and the Transaction Documents; provided, that in no event shall notification of any of the foregoing affect any of a party’s rights hereunder, including any right to indemnification pursuant to Article X.
Section 6.9    Exclusivity. From the Effective Date until the earlier of the Closing Date or the termination of this Agreement in accordance with its terms, Seller shall not, and shall cause its Affiliates and its and their officers, directors, employees, representatives and agents (“Representatives”) not to, (a) initiate, solicit or encourage any proposal, offer or discussion with any Person (other than Purchaser and its Representatives) concerning any merger, business combination, sale of stock or sale of assets (other than sales of assets in the Ordinary Course) involving the Company or (b) engage in discussions or negotiations with any Person (other than Purchaser) concerning any such transaction.
Section 6.10    Transition Services Agreement; Repurchase Facility. Seller and Purchaser shall negotiate in good faith after the Effective Date the form of Transition Services Agreement to be entered into by Seller and Purchaser or the Company at the Closing, substantially on the terms and conditions set forth in Exhibit A and the Repurchase Facility to be entered into between Urban Financial Group, LLC and Knight Mortgage Capital LLC at the Closing, substantially on the terms and conditions set forth in Exhibit C, and, in each, case, on such other terms and conditions and in such form as are mutually acceptable to Seller and Purchaser. At the Closing, Seller and Purchaser or the Company, as applicable, shall execute and deliver the Transition Services Agreement and the Repurchase Facility in the final form agreed pursuant to the preceding sentence.
Section 6.11    Transactions with Affiliates. Prior to the opening of business on the Closing Date, other than with respect to amounts that are subject to adjustment as provided in Section 2.2, any and all amounts owing by or owing to the Company under Contracts, commitments, arrangements, understandings or obligations between the Company, on the one hand, and Seller or any of its Affiliates on the other hand, shall be canceled or satisfied, and all such Contracts, commitments, arrangements, understandings or other obligations shall be deemed to have been terminated prior to the Closing Date without Liability to Purchaser or any of its Affiliates.

Section 6.12    Repurchase of Mortgage Loans; Final Certification and Recertification for Agency Sales.
(a)If at any time after the Closing Date, the Company is required to repurchase from any third party any Mortgage Loan originated on or before the Closing Date as a result of such Mortgage Loan that was sold to an Agency or Investor being ineligible for sale to the applicable Agency or Investor (i) first, the Company shall repurchase any such Mortgage Loan until the aggregate unpaid principal balance of all such Mortgage Loans then pending for repurchase or that have been repurchased but not yet sold, written off, resolved or otherwise disposed of by the Company equals $5,000,000, (ii) second, if the unpaid principal balance of all such Mortgage Loans then pending for repurchase or that have been repurchased but not yet sold, written off, resolved or otherwise disposed of by the Company exceeds $5,000,000, then Seller shall, subject to the terms of the Repurchase Facility (as defined below), fund the full amount of the repurchase price paid by the Company for any such Mortgage Loan that exceeds $5,000,000 or that causes the aggregate unpaid principal balance of all such Mortgage Loans to exceed $5,000,000 pursuant to a secured credit facility to be entered into at Closing having substantially the same terms as set forth on Exhibit C (the “Repurchase Facility”), until the aggregate unpaid principal balance of all Mortgage Loans the repurchase of which has been funded pursuant to the Repurchase Facility equals $15,000,000 and (iii) third, after the $15,000,000 Repurchase Facility has been fully utilized, Seller shall repurchase all such Mortgage Loans repurchased by the Company at a purchase price equal to the repurchase price paid by the Company to repurchase such Mortgage Loan plus any additional funds advanced pursuant to such Mortgage Loan owned by the Company and not included in a GNMA pool. Seller shall indemnify, defend and hold harmless the Purchaser Indemnified Parties from any and all Damages incurred by the Purchaser Indemnified Parties arising from, in connection with or constituting any obligation to repurchase any Mortgage Loan originated on or before the Closing Date in accordance with Section 10.2(c). Alternatively, Seller may elect to repurchase from Purchaser any such Mortgage Loans at a purchase price equal to the repurchase price paid by the Company to repurchase such Mortgage Loan plus any additional funds advanced pursuant to such Mortgage Loan owned by the Company and not included in a GNMA pool, and Purchaser shall transfer all right, title and interest in and to such repurchased Mortgage Loans to Seller in consideration of such purchase price. Notwithstanding anything to the contrary contained in this Agreement, Seller shall not be obligated to repurchase or fund any Mortgage Loan under this Section 6.12 if the Company’s obligation to repurchase such Mortgage Loan from any third party arose as a result of defects in loan documentation that the Company determines is curable by the Company.
(b)Prior to Seller’s performing any funding or repurchase obligations in accordance with this Section 6.12, and in any event no less frequently than monthly, Purchaser shall make available to Seller a current schedule of any pending Mortgage Loan repurchases (or Mortgage Loans that have been repurchased but not yet sold, written off, resolved or otherwise disposed of) in the form attached as Exhibit F hereto. In addition, Purchaser agrees to provide Seller with additional information regarding a loan repurchase if reasonably requested by Seller, provided that such information is actually in the possession of Purchaser.

(c)With respect to any Mortgage Loan that Seller is required to repurchase pursuant to Section 6.12(a), (i) Purchaser shall cause the Company to treat any such Mortgage Loan as if such Mortgage Loan was repurchased by the Company in all material respects, including, but not limited to, using commercially reasonable efforts in each of the following to the same extent that it would in the Ordinary Course in connection with its own repurchase obligations, (A) defending all repurchase demands reasonably and in good faith and (B) enforcing any rights of the Company to require the applicable originator or servicer of the Mortgage Loan at issue to repurchase and/or indemnify for the same, or (ii) at the election of Seller, Purchaser shall cause the Company to assign (if assignable) its rights with respect to any such repurchased Mortgage Loan to Seller. To the extent that the Company reasonably believes a repurchase demand relating to a Mortgage Loan that Seller is required to repurchase pursuant to Section 6.12(a)(ii)-(iii) has merit, the Company will keep Seller reasonably informed of the negotiations with the applicable Agency or investor regarding the settlement of the claim or the repurchase of the Mortgage Loan.
(d)With respect to a pool of loans (or an individual Mortgage Loan) which lacks final Agency certification that has been or is in the process of being included in a GNMA pool, Seller will cooperate with Purchaser to obtain any Custodial File Documents or other documents and will take all reasonable necessary actions, including attempting to obtain any missing or inaccurate necessary information, to enable Purchaser to obtain final Agency certification and/or recertification, as applicable, of such pool (or individual Mortgage Loan), including any required recertification of pools (or individual Mortgage Loan) in connection with the transfer of Servicing Rights to Purchaser hereunder. Purchaser shall use commercially reasonable efforts to obtain final Agency certification and/or recertification, as applicable, of such pool (or individual Mortgage Loan) to the same extent that it would in the Ordinary Course in connection with the certification and/or recertification of any pool of loans (or individual Mortgage Loan). If Seller fails to provide any missing or inaccurate information reasonably available to Seller following the Closing Date and, as a result, Purchaser is not able to obtain the final certification and/or recertification of a related pool (or individual Mortgage Loan), then Seller shall indemnify, defend and hold harmless the Purchaser Indemnified Parties from any and all Damages resulting from, arising solely out of, or relating to the failure to obtain final certification and /or recertification. Any repurchase obligation resulting from an inability to finally certify and/or recertify a pool (or individual Mortgage Loan) shall be that of Purchaser.
Section 6.13    Conversion Before Closing Date. Before the Closing Date and following the Restructuring Steps, Seller shall cause the Company to convert in accordance with applicable Law (the “Conversion”) to a Delaware limited liability company, which will be treated as an entity disregarded from its owner for U.S. federal income Tax purposes, which Conversion shall be effective no later than the day before the Closing Date. The articles of organization and operating agreement of the converted Company shall be prepared by Seller in a form not reasonably objected to by Purchaser.

Section 6.14    Treatment of Certain Payments. As part of the Purchase Price payable hereunder, after the Closing, if the Company receives any payment on any of the receivables set forth on Section 6.14 of the Disclosure Letter or in respect of any GNMA buyouts in existence as of the Effective Date, Purchaser shall, or shall cause the Company to, promptly (but in no event later than five Business Days after receipt) remit to Seller the amount of such payment.
ARTICLE VII

CONDITIONS PRECEDENT

Section 7.1    Conditions of All Parties to Closing. The respective obligations of each Party hereunder to consummate the transactions contemplated hereby shall be subject to the fulfillment (or, if legally permissible, mutual waiver by Seller and Purchaser), prior to or at the Closing, of the following conditions:
(a)Regulatory Approvals. The regulatory approvals set forth in Section 7.1(a) of the Disclosure Letter shall have been received and shall be in full force and effect.
(b)No Injunction. No Law or Order that prohibits or makes illegal the consummation of the transactions contemplated by this Agreement shall be in effect.
(c)Final Statement. The Final Statement shall have been finally determined pursuant to Section 2.2(b).
Section 7.2    Conditions to Obligations of Purchaser to Close. Purchaser’s obligation to effect the transactions contemplated by this Agreement is subject to the satisfaction (or waiver by Purchaser in its sole discretion), prior to or at the Closing, of each of the following conditions:
(a)Each of the representations and warranties of Seller contained in this Agreement shall be true and correct as of the Effective Date and as of the Closing Date as though made on and as of the Closing Date (read without regard to qualifications as to Company Material Adverse Effect or materiality) except where the failure of such representations and warranties to be so true and correct would not, and would not reasonably be expected to, result in a Company Material Adverse Effect; provided, that (i) those representations and warranties which address matters only as of a particular date shall be true and correct as of such particular date and (ii) the Seller Fundamental Representations shall be true and correct in all respects.
(b)The covenants, agreements and obligations of Seller to be complied with on or before the Closing pursuant to the terms of this Agreement shall have been duly and fully complied with in all material respects on or before the Closing.

(c)Purchaser shall have received at the Closing a certificate dated the Closing Date and validly executed on behalf of Seller by an appropriate executive officer certifying that the conditions specified in Section 7.2(a) and Section 7.2(b) have been satisfied.
(d)Purchaser shall have received evidence, in form and substance reasonably satisfactory to Purchaser, that the licenses, permits, consents, approvals, authorizations, waivers and notices set forth on Section 7.2(d) of the Disclosure Letter, have been given or obtained and all such licenses, permits, consents, approvals, authorizations, waivers and notices shall be in full force and effect.
(e)Purchaser shall have received evidence, in form and substance reasonably satisfactory to Purchaser, that (i) Seller or an appropriate Affiliate of Seller has (x) given notification to relevant Governmental Authorities of this Agreement and the transactions contemplated hereby and (y) if required by such Governmental Authority, delivered a completed application to such Governmental Authority seeking approval of this Agreement and the transactions contemplated hereby, in each case with respect to the licenses, permits, consents, approvals, authorizations, waivers and notices set forth on Section 7.2(e) of the Disclosure Letter and (ii) if the Company is notified or otherwise becomes aware that the failure to obtain any of the licenses, permits, consents, approvals, authorizations, waivers and notices set forth on Section 7.2(e) of the Disclosure Letter is reasonably likely to cause (A) the permanent suspension or revocation of the corresponding existing license, permit or authorization, (B) the imposition of a cease and desist order or similar order with respect to all business transacted under the corresponding existing license, permit or authorization or (C) the Company to pay any material penalty, fine or other payment to a Governmental Authority, such license, permit, consent, approval, authorization, waiver or notice has been given or obtained and is in full force and effect.
(f)Seller shall have delivered to Purchaser all of the items specified to be delivered by Seller in Section 3.2.
Section 7.3    Conditions to Obligations of Seller to Close. The obligation of Seller to effect the transactions contemplated by this Agreement is subject to the satisfaction (or waiver by Seller), prior to or at the Closing, of each of the following conditions:
(a)Each of the representations and warranties of Purchaser contained in this Agreement shall be true and correct as of the Effective Date and as of the Closing Date as though made on and as of the Closing Date (read without regard to any qualifications as to Purchaser Material Adverse Effect or materiality) except where the failure of such representations and warranties to be so true and correct would not, and would not reasonably be expected to, result in a Purchaser Material Adverse Effect; provided, that (i) those representations and warranties which address matters only as of a particular date shall be true and correct as of such particular date and (ii) the Purchaser Fundamental Representations shall be true and correct in all respects.

(b)The covenants, agreements and obligations of Purchaser to be complied with on or before Closing pursuant to the terms of this Agreement shall have been duly and fully complied with in all material respects on or before the Closing.
(c)Seller shall have received at the Closing a certificate dated the Closing Date and validly executed on behalf of Purchaser by an appropriate executive officer of Purchaser certifying that the conditions specified in Section 7.3(a) and Section 7.3(b) have been satisfied.
(d)The Seller Guarantees shall have been released on or before the Closing Date.
(e)Purchaser shall have delivered to Seller at Closing all of the items specified to be delivered by Purchaser in Section 3.3.
Section 7.4    Frustration of Closing Conditions. No Party may rely on the failure of any condition set forth in Section 7.1, Section 7.2 and Section 7.3, as the case may be, to be satisfied if such failure was caused by such Party’s failure to perform any of its obligations under this Agreement, to act in good faith or to use its commercially reasonable efforts to consummate the transactions contemplated in this Agreement.
ARTICLE VIII
TAX MATTERS
Section 8.1    Liability for Taxes. (a) Subject to Section 10.5(d), effective as of and after the Closing Date, Seller shall be responsible for and shall indemnify Purchaser and its Affiliates (and its and their stockholders, directors, officers, employees, agents and representatives) (the “Purchaser Tax Indemnitees”) from and against all Damages arising from or attributable to (without duplication) (i) any Excluded Taxes, (ii) any breach of any covenant contained in this Article VIII or Section 6.1(b)(xx) and any breach of any representation or warranty contained in Section 4.20, and (iii) any costs and expenses, including reasonable legal fees and expenses attributable to any item described in clauses (i) and (iii).
(b)Subject to Section 10.5(d), Purchaser shall be responsible for and shall indemnify Seller and its Affiliates (and its and their stockholders, directors, officers, employees, agents and representatives) from and against all Damages arising from or attributable to (i) Taxes of, or relating to, the Company (other than Excluded Taxes), (ii) any Taxes of, or relating to, the Company arising from any action taken or transaction entered into by Purchaser or the Company outside of the ordinary course of business on the Closing Date after the Closing, (iii) any breach of any covenant contained in this Article VIII, (iv) all Transfer Taxes for which Purchaser is liable pursuant to Section 8.9, and (v) any costs and expenses, including reasonable legal fees and expenses attributable to any item described in clauses (i) to (iv).

Section 8.2    Straddle Periods. To the extent permitted or required by applicable Law, the taxable year of the Company that includes the Closing Date shall be treated as closing on (and including) the Closing Date. To the extent not permitted or required by applicable Law, for purposes of this Agreement, in the case of any Straddle Period, (i) Property Taxes of the Company allocable to the Pre-Closing Tax Period shall be equal to the amount of such Property Taxes for the entire Straddle Period multiplied by a fraction, the numerator of which is the number of calendar days during the Straddle Period that are in the Pre-Closing Tax Period and the denominator of which is the number of calendar days in the entire Straddle Period, and (ii) Taxes (other than Property Taxes) of the Company allocable to the Pre-Closing Tax Period shall be computed as if such taxable period ended as of the end of the day on the Closing Date; provided that exemptions, allowances or deductions that are calculated on an annual basis (including, but not limited to, depreciation and amortization deductions) shall be allocated between the period ending on the Closing Date and the period beginning after the Closing Date in proportion to the number of days in each period.
Section 8.3    Tax Returns. (a) Seller shall prepare or shall cause to be prepared (i) any Combined Tax Return that includes Seller or any of its Affiliates, on the one hand, and the Company, on the other hand, and (ii) any Tax Return (other than any Combined Tax Return described in (i)) that is required to be filed by or with respect to the Company for any taxable period that ends on or before the Closing Date (a “Pre-Closing Separate Tax Return”). Seller shall timely file or cause to be filed any Combined Tax Return and any Pre-Closing Separate Tax Return that is required to be filed on or before the Closing Date (taking into account any extensions). Pre-Closing Separate Tax Returns shall be prepared in accordance with law and with the past practices of the Company. Seller shall deliver, or shall cause to be delivered, to Purchaser all Pre-Closing Separate Tax Returns that are required to be filed after the Closing Date at least thirty (30) days prior to the due date for filing such Tax Returns (taking into account any extensions), and Purchaser shall timely file or cause to be filed such Tax Returns. Purchaser shall not amend or revoke any Combined Tax Return or any Pre-Closing Separate Tax Return (or any notification or election relating thereto), unless required by law, without the prior written consent of Seller, which consent shall not be unreasonably withheld, conditioned or delayed. At Seller’s reasonable request, Purchaser shall file, or cause to be filed, amended Pre-Closing Separate Tax Returns. Purchaser shall promptly provide (or cause to be provided) to Seller any information reasonably requested by Seller to facilitate the preparation and filing of any Tax Returns described in this Section 8.3(a), and Purchaser shall use commercially reasonable efforts to prepare (or cause to be prepared) such information in a manner and on a timeline requested by Seller, which information and timeline shall be consistent with the past practice of the Company.
(b)Except for any Tax Return required to be prepared by Seller pursuant to Section 8.3(a), Purchaser shall prepare and timely file or cause to be prepared and timely filed all Tax Returns with respect to the Company. In the case of any such Tax Return for a Straddle Period (a “Straddle Period Separate Tax Return”), Purchaser shall prepare or cause to be prepared such Tax Return in a manner consistent with Law. Purchaser shall deliver to Seller for its review, comment and approval (which approval shall not be unreasonably withheld, conditioned or delayed) a copy of such Straddle Period Separate Tax Returns at least thirty (30) days prior to the due date thereof (taking into account any extensions). Purchaser shall revise such Straddle Period Separate Tax Return to reflect any reasonable comments received from Seller not later than fifteen (15) days before the due date thereof (taking into account any extensions). Purchaser shall not amend or revoke any such Straddle Period Separate Tax Returns (or any notification or election relating thereto), unless required by Law, without the prior written consent of Seller (which consent shall not be unreasonably withheld, conditioned or delayed). At Seller’s reasonable request and expense, Purchaser shall file, or cause to be filed, amended Straddle Period Separate Tax Returns.
(c)Notwithstanding anything to the contrary in this Agreement, in no event shall Seller be required to provide any Person with any Tax Return or copy of any Tax Return of (i) Seller or (ii) a consolidated, combined, or unitary group that includes Seller (including any Combined Tax Return).
Section 8.4    Certain Tax Refunds and Credits. Seller shall be entitled to any refunds or credits of or against any Taxes for which Seller is responsible for under Section 8.1; provided, that Seller shall not be entitled to any amounts in respect of refunds or credits to the extent such refunds or credits are attributable (determined on a marginal basis) to the carryback of any Tax Items from a taxable period beginning after the Closing Date. Purchaser shall be entitled to any refunds or credits of or against any Taxes of the Company other than refunds or credits to which Seller is entitled to pursuant to the foregoing sentence. Any refunds or credits of or against Taxes of the Company for any Straddle Period shall be equitably apportioned between Seller and Purchaser in accordance with the principles set forth in Section 8.2 and this Section 8.4. Each party shall pay, or cause its Affiliates to pay, to the party entitled to a refund or credit of or against Taxes under this Section 8.4, the amount of such refund or credit (including any interest paid thereon) in readily available funds within fifteen (15) days of the actual receipt of the refund or credit or the application of such refund or credit against amounts otherwise payable.
Section 8.5    Tax Contests.
(a)If any Taxing Authority asserts a Tax Claim, then the party to this Agreement first receiving notice of such Tax Claim promptly shall provide written notice thereof to the other party or parties to this Agreement; provided, that the failure of such party to give such prompt notice shall not relieve the other party of any of its obligations under this Article VIII, except to the extent that the other party is prejudiced by such failure (as determined by a court of competent jurisdiction). Such notice shall specify in reasonable detail the basis for such Tax Claim and shall include a copy of the relevant portion of any correspondence received from the Taxing Authority.
(b)In the case of a Tax Proceeding of or with respect to the Company for any taxable period ending on or before the Closing Date, Seller shall have the exclusive right to control such Tax Proceeding; provided, that Seller shall not settle, compromise or abandon any such Tax Proceeding without obtaining the prior written consent of Purchaser, which consent shall not be unreasonably withheld, conditioned or delayed, if such settlement, compromise or abandonment could have a material adverse impact on Purchaser or any of its Affiliates with respect to their liability for Taxes of or relating to the Company for a Post-Closing Period.

(c)In the case of a Tax Proceeding of or with respect to the Company for any Straddle Period, the Controlling Party shall have the right and obligation to conduct, at its own expense, such Tax Proceeding; provided, that (i) the Controlling Party shall provide the Non-Controlling Party with a timely and reasonably detailed account of each stage of the Tax Proceeding, (ii) the Controlling Party shall consult with the Non-Controlling Party before taking any significant action in connection with the Tax Proceeding, (iii) the Controlling Party shall consult with the Non-Controlling Party and offer the Non-Controlling Party the opportunity to comment before submitting any written materials prepared or furnished in connection with such Tax Proceeding, (iv) the Controlling Party shall defend such Tax Proceeding diligently and in good faith as if it were the only party in interest in connection with such Tax Proceeding, (v) the Non-Controlling Party shall be entitled to participate in such Tax Proceeding and attend any meetings or conferences with the relevant Taxing Authority, and (vi) the Controlling Party shall not settle, compromise or abandon any such Tax Proceeding without obtaining the prior written consent of the Non-Controlling Party, which written consent shall not be unreasonably withheld, conditioned or delayed. For purposes of this Agreement, “Controlling Party” shall mean Purchaser if Purchaser and its Affiliates are reasonably expected to bear the greater Tax liability in connection with such Tax Proceeding, or Seller if Seller and its Affiliates are reasonably expected to bear the greater Tax liability in connection with such Tax Proceeding; and “Non-Controlling Party” shall mean whichever of Purchaser or Seller is not the Controlling Party with respect to such Tax Proceeding.
(d)Notwithstanding anything to the contrary in this Agreement, Seller shall have the exclusive right to control in all respects, and neither Purchaser nor any of its Affiliates shall be entitled to participate in, any Tax Proceeding with respect to any Tax Return (i) of Seller or its Affiliates or (ii) a consolidated, combined or unitary group that includes Seller (including any Combined Return).
Section 8.6    Cooperation and Exchange of Information.
(a)The Parties shall cooperate with each other and furnish or cause to be furnished to each other, upon request, as promptly as practicable, such information (including access to books and records) and assistance relating to the Company as is reasonably requested for the filing of any Tax Returns, and the preparation and conduct of any Tax Proceeding. Anything to the contrary in this Agreement notwithstanding, Seller shall not be required to provide any person with any Tax Return (or copy thereof) of Seller or any consolidated, combined or unitary group that includes Seller or any of its Affiliates.
(b)Seller and Purchaser shall, and Purchaser shall cause its Subsidiaries to, cooperate in the preparation of all Tax Returns that are required to be filed after the Closing Date relating to Pre-Closing Tax Periods or to Straddle Periods.
(c)Purchaser shall promptly notify Seller upon receipt by Purchaser or any of its Affiliates of notice of any claim, assessment or dispute relating to any Tax Proceeding for which Seller has liability pursuant to Section 8.1(a) and shall promptly forward to Seller any written communications received from any Taxing Authority in connection with any such Tax Proceeding, provided, however, that a failure by Purchaser to give such notice will not affect the Purchaser Tax Indemnitees’ right to indemnification pursuant to Section 8.1(a) except to the extent Seller is materially prejudiced as a consequence of such failure.
(d)Each party shall retain all Tax Returns, schedules and work papers, and all material records and other documents relating to Tax matters, of the relevant entities for their respective Tax periods ending on or prior to the Closing Date until the later of (i) the expiration of the statute of limitations for the Tax periods to which the Tax Returns and other documents relate, or (ii) either (8) years following the due date (without extension) for such Tax Returns. Thereafter, the party holding such Tax Returns or other documents may dispose of them.
Section 8.7    Tax Sharing Agreements. To the extent relating to the Company, Seller shall terminate or cause to be terminated, on or before the Closing Date, all Tax sharing agreements or arrangements (other than this Agreement), if any, to which the Company is a party, and the Company shall have no rights or obligations thereunder after the Closing.
Section 8.8    Tax Treatment of Payments. Except to the extent otherwise required pursuant to a “determination” (within the meaning of Section 1313(a) of the Code or any other similar provision of state, local or foreign Law), Seller, Purchaser, the Company and their respective Affiliates shall treat any and all payments under this Article VIII and Article X as an adjustment to the purchase price for Tax purposes.
Section 8.9    Transfer Taxes. Seller will be responsible for preparing and timely filing (and Purchaser will cooperate with Seller in preparing and filing) any Tax Returns required with respect to any Transfer Taxes. Seller will provide to Purchaser a true copy of each such Tax Return as filed and evidence of the timely filing thereof. Seller, on the one hand, and Purchaser, on the other hand, shall each be responsible for and shall pay one-half of the Liability for any Transfer Taxes and the costs for preparing any Tax Returns for Transfer Taxes.
Section 8.10    Survival. All rights and obligations under this Article VIII shall survive the Closing Date and continue until 60 days after the expiration of all applicable statutes of limitation (including extensions thereof); provided, however, that if written notice of any bona fide claim for indemnification under this Article VIII shall have been given in accordance herewith within the applicable survival period, the rights and obligations that are the subject of such claim for indemnification shall survive with respect to such claim until such time as such claim is fully and finally resolved. The representations and warranties contained in Section 4.20 (Taxes) shall survive until 60 days after the expiration of all applicable statutes of limitations (including extensions thereof).
Section 8.11    Tax Matters Coordination. Notwithstanding anything to the contrary in this Agreement, indemnification with respect to Taxes and the procedures relating thereto shall be governed exclusively by this Article VIII and the provisions of Article X shall not apply.

ARTICLE IX
TERMINATION
Section 9.1    Termination. This Agreement may be terminated and the transactions contemplated hereby may be abandoned at any time prior to the Closing:
(a)by the mutual written consent of Purchaser and Seller;
(b)by either Purchaser or Seller, upon written notification to the non-terminating Party by the terminating Party, if any Order prohibiting consummation of the transactions contemplated by this Agreement shall have been issued and shall have become final and non-appealable; provided, however, that a Party shall not have the right to terminate this Agreement pursuant to this Section 9.1(b) if the failure by such Party or of any of its Affiliates to perform any material covenant or obligation under this Agreement has been the cause of, or has resulted in, such Order;
(c)by either Purchaser or Seller, if the Closing has not occurred by the date that is nine (9) months after the Effective Date (the “Outside Date”); provided, that the failure of the Closing to have occurred on or prior to the Outside Date must not be attributable to the breach of this Agreement by the Party seeking termination pursuant to this Section 9.1(c);
(d)by Seller, if Purchaser shall have breached any of its representations, warranties, covenants or agreements contained in this Agreement that would give rise to the failure of a condition set forth in Section 7.3(a) or Section 7.3(b), which breach cannot be or has not been cured within thirty (30) days after the giving of written notice by Seller to Purchaser specifying such breach; provided, however, that Seller shall not have the right to terminate this Agreement pursuant to this Section 9.1(d) if Seller is then in material breach of any representations, warranties, covenants or agreements contained in this Agreement; or
(e)by Purchaser, if Seller shall have breached any of its representations, warranties, covenants or agreements contained in this Agreement that would give rise to the failure of a condition set forth in Section 7.2(a) or Section 7.2(b), which breach cannot be or has not been cured within thirty (30) days after the giving of written notice by Purchaser to Seller specifying such breach; provided, however, that Purchaser shall not have the right to terminate this Agreement pursuant to this Section 9.1(e) if Purchaser is then in material breach of any representations, warranties, covenants or agreements contained in this Agreement.
Section 9.2    Effect of Termination. If this Agreement is terminated in accordance with Section 9.1, this Agreement shall be deemed null, void and of no further force or effect, and no Party hereto (or any of its Affiliates or Representatives) will have any Liability to any other Party to this Agreement, except for any Liability for fraud or arising out of any knowing or willful breach of this Agreement prior to such termination (for which each Party shall be entitled to any remedies at law or in equity for such breach), and except for the obligations set forth in Section 6.2(b), Section 6.2(d), this Section 9.2 and Article XI, which shall survive any such termination.

ARTICLE X
INDEMNIFICATION
Section 10.1    Survival of Representations and Warranties and Covenants. The representations and warranties contained in or made pursuant to this Agreement shall survive until the second anniversary of the Closing Date; provided, that, notwithstanding the foregoing, the representations and warranties set forth in Section 4.1, Section 4.2, Section 4.3(a)(i), Section 4.4, Section 4.5, Section 4.7 (first sentence only), Section 4.12, and Section 4.26 (“Seller Fundamental Representations”) shall survive indefinitely (other than Section 4.26, which shall survive until the fifth anniversary of the Closing Date) and the representations and warranties set forth in Section 4.20 shall survive as set forth in Section 8.10. The covenants and agreements of the Parties contained in this Agreement that contemplate action prior to the Closing shall terminate at the Closing and those covenants and agreements that contemplate action after the Closing shall survive the Closing in accordance with their terms.
Section 10.2    Indemnification of Purchaser. After the Closing Date, subject to the provisions of this Article X and Exhibit D, Seller shall indemnify, defend and hold harmless Purchaser and its Affiliates, and its and their directors, officers, employees, agents and representatives (“Purchaser Indemnified Parties”) from and against any Damages incurred by any Purchaser Indemnified Party arising from, in connection with or constituting (a) any breach by Seller of any representation or warranty of Seller contained in or made pursuant to this Agreement (interpreted without giving effect to any Company Material Adverse Effect or materiality qualifications, other than such qualifications contained in Section 4.10(c), Section 4.17(a) (first sentence), Section 4.18 (second sentence)); (b) any breach by Seller of, or failure by Seller to perform in accordance with their terms, any covenant or agreement of Seller contained in or made pursuant to this Agreement or any Transaction Document; (c) Damages incurred by the Purchaser Indemnified Parties arising from, in connection with or constituting any obligation to repurchase any Mortgage Loan originated on or before the Closing Date; (d) the operations, and any Liabilities of the business, of the Company before the Closing (other than any matter for which a claim for indemnification could be asserted under Section 10.2(c) (but considered without regard to any limitations applicable to such claim, including pursuant to Section 10.5(a))); (e) Damages incurred by the Purchaser Indemnified Parties arising from, in connection with or related to that certain Stock Purchase Agreement by and between Bryan Wayne Hendershot, Seller and Knight, dated as of March 29, 2010; and (f) Damages incurred by the Purchaser Indemnified Parties arising under or in connection with any of the indemnification or repurchase obligations set forth on Section 4.9(b) of the Disclosure Letter and any other similar obligations of the Company that arise prior to Closing.
Section 10.3    Indemnification of Seller. After the Closing Date, subject to the provisions of this Article X and Exhibit D, Purchaser shall indemnify defend and hold harmless Seller and its Affiliates, and its and their respective directors, officers, employees, agents and representatives (“Seller Indemnified Parties”) from and against any Damages incurred by any Seller Indemnified Party arising from, in connection with or constituting (a) any breach by Purchaser of any representation or warranty of Purchaser contained in or made pursuant to this

Agreement (interpreted without giving effect to any Purchaser Material Adverse Effect or materiality qualifications) and (b) any breach by Purchaser of, or failure by Purchaser to perform in accordance with their terms, any covenant or agreement of Purchaser contained in or made pursuant to this Agreement or any Transaction Document.
Section 10.4    Procedure for Indemnification. The indemnification procedures set forth in Exhibit D shall be deemed incorporated by reference herein.
Section 10.5    Limitations.
(a)Notwithstanding anything contained herein to the contrary, Seller shall not be liable in respect of any indemnification obligation arising under Section 10.2(a) (i) for any individual item where the Damages related thereto is less than or equal to $20,000 (the “De Minimis Amount”, any claim involving Damages equal to or less than such amount being referred to as a “De Minimis Claim”); (ii) unless and until the aggregate cumulative amount of Damages hereunder with respect to such obligation (other than De Minimis Claims) exceeds $350,000 (the “Deductible”), in which case Seller shall be liable for such Damages, but only in respect of the excess over the Deductible; or (iii) in excess of $3,500,000 (the “Cap”) in the aggregate for all such indemnification obligations; provided, that the De Minimis Amount, Deductible and Cap shall not apply to any failure of the representations and warranties in the Seller Fundamental Representations (except that the De Minimis Amount and Deductible shall apply to any failure of the representations and warranties in Section 4.26) to be true and correct or to any breach of any representation or warranty set forth in Section 4.20. In respect of any failure of the Seller Fundamental Representations to be true and correct or the indemnity obligations set forth in Section 10.2(c) and Section 10.2(f), in combination with any Damages incurred by the Seller Indemnified Parties in connection with their obligation to repurchase any Mortgage Loans under Section 6.12 hereof, Seller shall not be liable in respect of any indemnification and/or funding or repurchasing obligation in excess of the Purchase Price in the aggregate for all such failures or obligations.
(b)Notwithstanding anything contained herein to the contrary, Purchaser shall not be liable in respect of any indemnification obligation arising under Section 10.3(a) (i) for any individual item where the Damages related thereto is less than or equal to the De Minimis Amount; (ii) unless and until the aggregate cumulative amount of Damages hereunder with respect to such obligation (other than De Minimis Claims) exceeds the Deductible, in which case Purchaser shall be liable for such Damages, but only in respect of the excess over the Deductible, or (iii) in excess of the Cap in the aggregate for all such indemnification obligations; provided, that the De Minimis Amount, Deductible and Cap shall not apply to any failure of the representations and warranties in Section 5.1, Section 5.2, and Section 5.3 (together, the “Purchaser Fundamental Representations”) to be true and correct. In respect of any failure of the Purchaser Fundamental Representations to be true and correct, Purchaser shall not be liable in respect of any indemnification obligation under Section 10.3(a) in excess of the Purchase Price in the aggregate for all such failures.
(c)All claims for indemnification pursuant to Section 10.2 and Section 10.3 must be asserted by the party seeking indemnification, in writing in accordance with this

Article X, not later than the expiration of the survival period applicable to such claim set forth in Section 8.10 or Section 10.1; provided, however, that if written notice of a claim has been given in accordance with this Article X prior to such date, such claim (and the relevant representations and warranties, covenants and agreements of the other Party) shall survive as to such claim until such claim has been finally resolved pursuant to this Article X.
(d)Notwithstanding anything herein to the contrary, no Party shall be liable for any special, incidental, indirect, consequential (including for lost profits or diminution in value), punitive or exemplary Damages as a result of any breach of this Agreement or other agreements referred to herein or of any private right of action that any party may have hereunder against another party hereto; provided, that the foregoing shall not limit the right of any Indemnified Party to indemnification in accordance with this Agreement with respect to any component of any claim, settlement, award or judgment against such party by any unaffiliated third party. For purposes of this Article X, Damages shall be net of any insurance or other recoveries (net of any related deductible or expenses incurred in securing such recovery) received by the Indemnified Party or its Affiliates in connection with the facts giving rise to any right of indemnification hereunder.
(e)The rights of any Indemnifying Party shall be subrogated to any right of action that the Indemnified Party may have against any other person with respect to any matter giving rise to a claim for indemnification hereunder. For the avoidance of doubt, this Section 10.5(e) does not require an Indemnified Party to delay asserting a claim for indemnity hereunder or entitle the Indemnifying Party to delay releasing an indemnity payment otherwise due hereunder.
(f)Except to the extent otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code (or any similar provision of state, local or foreign Law), for all Tax purposes, Seller and Purchaser agree to treat any indemnity payment under this Agreement as an adjustment to the Purchase Price.
Section 10.6    Exclusive Remedy. Following the Closing, Article VIII and this Article X shall provide the sole and exclusive remedies for any and all claims under this Agreement or in respect to the transactions contemplated hereby, except in the case of fraud or willful misrepresentation or with respect to matters that are subject to adjustment as provided in Section 2.2 or for which the remedy of specific performance, injunctive relief or other non-monetary equitable remedies are available pursuant to Section 11.10.
Section 10.7    Mitigation. Each of the Parties agrees to take all reasonable steps to mitigate their respective Damages upon and after becoming aware of any event or condition which could reasonably be expected to give rise to any Damages that are indemnifiable hereunder.
ARTICLE XI
MISCELLANEOUS

Section 11.1    Notices. All notices, demands, and other communications required or permitted to be given to any Party under this Agreement shall be in writing and any such notice, demand or other communication shall be deemed to have been duly given when delivered by hand, courier or overnight delivery service or, if mailed, two (2) Business Days after deposit in the mail, certified or registered mail, return receipt requested and with postage prepaid, or in the case of facsimile notice, when sent and transmission is confirmed, and, regardless of method, addressed to the Party at its address or facsimile number set forth below (or at such other address or facsimile number as the Party shall furnish the other Parties from time to time by notice in accordance with this Section 11.1):
If to Seller:
Knight Libertas Holdings LLC
c/o Knight Capital Group, Inc.
545 Washington Boulevard
Jersey City, New Jersey 07310
Attn: General Counsel
Facsimile: (201) 795-5038
Telephone confirmation: (201) 222-9400
With a copy (which shall not constitute notice) to:
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
Attn: Nicholas G. Demmo, Esq.
Facsimile: (212) 403-2000
Telephone confirmation: (212) 403-1000
If to Purchaser:
c/o Libman Family Holdings, LLC
1065 Weed Street
New Canaan, Ct 06840
Attn: Brian Libman, Manager
Facsimile: 203-226-3314
Telephone Confirmation: 203-226-3313

and

c/o Walter Investment Management Corp.
3000 Bayport Drive
Tampa, Florida 33607
Attention: Chief Executive Officer
Facsimile: (813) 281-5653
Telephone confirmation: (813) 421-7648

With a copy (which shall not constitute notice) to:
Walter Investment Management Corp.
3000 Bayport Drive
Tampa, Florida 33607
Attention: General Counsel
Facsimile: (813) 281-5653
Telephone confirmation: (813) 421-7605

and

Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017
Attention: Peter J. Gordon, Esq.
Facsimile: (212) 455-2502
Telephone confirmation: (212) 455-2605

Section 11.2    Governing Law. This Agreement shall be governed by and construed and interpreted in accordance with the laws of the State of New York applicable to agreements made and to be performed entirely within such State, without regard to the conflict of laws principles of such State (other than §§ 5-1401 and 5-1402 of the New York General Obligations Law).
Section 11.3    Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument, and shall become effective when one or more counterparts have been signed by each of the parties and delivered (by telecopy, electronic delivery or otherwise) to the other parties. Signatures to this Agreement transmitted by facsimile transmission, by electronic mail in “portable document format” (“.pdf”) form, or by any other electronic means intended to preserve the original graphic and pictorial appearance of such signature, will have the same effect as physical delivery of a paper document bearing the original signature.
Section 11.4    Entire Agreement. This Agreement, together with the Transition Services Agreement, the Repurchase Facility, the Disclosure Letters and the Confidentiality Agreement and all annexes and exhibits hereto and thereto (the “Transaction Documents”), embody the entire agreement of the Parties hereto with respect to the subject matter hereof and supersede all prior agreements with respect thereto.
Section 11.5    Amendment, Modification and Waiver. No amendment to this Agreement shall be effective unless it is in writing and signed by each Party hereto. Any failure of a Party to comply with any obligation, covenant, agreement or condition contained in this Agreement may be waived by the Party entitled to the benefits thereof only in a writing delivered by the Party granting such waiver: provided, that such waiver or failure to insist upon strict compliance with such obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure of compliance.
Section 11.6    Severability. If any provision of this Agreement or the application of any such provision is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision of this Agreement or invalidate or render unenforceable such provision in any other jurisdiction. To the extent permitted by applicable Law, the Parties waive any provision of Law that renders any provision of this Agreement invalid, illegal or unenforceable in any respect. The Parties shall, to the extent lawful and practicable, use their commercially reasonable efforts to enter into arrangements to reinstate the intended benefits, net of the intended burdens, of any such provision held invalid, illegal or unenforceable.
Section 11.7    Successors and Assigns; No Third-Party Beneficiaries. This Agreement and all its provisions shall be binding upon and inure to the benefit of the Parties and their respective permitted successors and permitted assigns. Nothing in this Agreement, whether express or implied, will confer on any Person, other than the Parties hereto or their respective permitted successors and permitted assigns, any rights, remedies or Liabilities; provided, that (a) the provisions of Article X will inure to the benefit of the Indemnified Parties and (b) the provisions of Section 6.7 will inure to the benefit of KCG and its Affiliates. No Party may assign its rights or obligations under this Agreement without the prior written consent of the other Parties hereto and any purported assignment without such consent shall be void; provided that Purchaser may, without the consent of Seller, assign any or all of its rights or obligations hereunder to any of its Affiliates or any Subsidiary of LFH or WIMC (although no such assignment shall relieve Purchaser of its obligations to Seller or any Seller Indemnified Party hereunder); provided, however, that such assignment shall not be permitted if it would impede or delay the consummation of the transactions contemplated by this Agreement.
Section 11.8    Publicity. From the Effective Date until 6 months after the Closing Date, neither Party shall make any press release, public statement or public announcement with respect to this Agreement or the transactions contemplated hereby without the prior written consent of the other Parties hereto; provided, that each Party and its Affiliates may (a) make any such press release, public statement or public announcement as required by Law (including the rules and regulations of any applicable stock exchange) or (b) engage in other communications with its stockholders, lenders, analysts, customers and other third parties which such Party determines in its reasonable judgment are reasonable, appropriate and in the best interests of such Party’s or its Affiliate’s business; provided, further, that in the case of either (a) or (b), each Party shall, to the extent such announcement or communication is made prior to or immediately after the Closing, first consult with the other Party and give such Party a reasonable opportunity to comment on such announcement or communication. The Parties agree to issue a mutually acceptable initial joint press release announcing the execution of this Agreement.
Section 11.9    Expenses. Except as otherwise expressly stated in this Agreement, any costs, expenses, or charges incurred by any of the Parties hereto shall be borne by the Party incurring such cost, expense or charge, in each case, whether or not the transactions contemplated hereby are consummated. Further, Seller shall be responsible for all Seller

Expenses and Seller shall indemnify, defend and hold harmless the Purchaser Indemnified Parties from and against any Damages incurred by any Purchaser Indemnified Party arising from, in connection with or constituting Seller Expenses hereunder.
Section 11.10    Specific Performance and Other Equitable Relief. The Parties hereby expressly recognize and acknowledge that immediate, extensive and irreparable damage would result, no adequate remedy at law would exist and damages would be difficult to determine if any provision of this Agreement is not performed in accordance with its specific terms or is otherwise breached. Each Party further acknowledges that a breach or violation of this Agreement cannot be sufficiently remedied by money damages alone and, accordingly, each party shall be entitled, without the need to post a bond or other security, in addition to damages and any other remedies provided at law or in equity, to specific performance, injunctive and other equitable relief in order to enforce or prevent any breach or violation. Each Party agrees to waive, and to cause its representatives to waive, any requirement for the securing or posting of any bond in connection with such remedy.
Section 11.11    Resolution of Disputes. Any unresolved controversy or claim arising out of or relating to this Agreement shall, except as otherwise expressly provided herein, which shall include the right to seek specific performance of this Agreement and to enforce any arbitration decision, be submitted to arbitration by one arbitrator mutually agreed upon by the parties, and if no agreement can be reached within thirty (30) days after names of potential arbitrators have been proposed by the American Arbitration Association (the “AAA”), then by three arbitrators appointed as follows: one arbitrator having reasonable experience in corporate finance transactions of the type provided for in this Agreement shall be selected by each of Purchaser and Seller within a further fifteen (15) days and those two arbitrators shall mutually agree upon a third arbitrator, who shall act as chairperson, within fifteen (15) days thereafter. The arbitration shall take place in New York, New York, in accordance with the AAA Commercial Arbitration Rules then in effect, and judgment upon any award rendered in such arbitration will be binding and may be entered in any court having jurisdiction thereof. There shall be limited discovery prior to the arbitration hearing as follows: (a) exchange of witness lists and copies of documentary evidence and documents relating to or arising out of the issues to be arbitrated, (b) depositions of all party witnesses and (c) such other depositions as may be allowed by the arbitrator(s) upon a showing of good cause. Depositions shall be conducted in accordance with New York law, the arbitrator(s) shall render a reasoned award, and a court reporter shall record all hearings, with such record constituting the official transcript of such proceedings. The prevailing party shall be entitled to reasonable attorney’s fees, costs, and necessary disbursements in addition to any other relief to which such party may be entitled.
Section 11.12    Guarantee. KCG does hereby irrevocably and unconditionally guarantee the full and timely payment and performance by Seller when due of Seller’s obligations under this Agreement. To the maximum extent permitted by Law, KCG hereby waives any right of diligence, presentment, filing of any claim, protest and all demands and defenses (other than any defenses that may be raised by Seller and not related to any bankruptcy or insolvency of Seller or the validity or enforceability of the obligations of Seller) in connection with the performance of its obligations set forth in this Agreement. This guarantee shall be a full, unconditional, irrevocable, absolute and continuing guarantee of payment and performance and not a guarantee of collection.
[Signature pages follow]

IN WITNESS WHEREOF, each Party hereto has caused this Agreement to be duly executed on its behalf as of the day and year first above written.

KNIGHT LIBERTAS HOLDINGS LLC

By:	/s/ Richard Herr
Name: Richard Herr
Title: Managing Director

KCG HOLDINGS, INC.
By:	/s/ Steven Bisgay
Name: Steven Bisgay
Title: Executive Vice President and Chief Financial Officer

UFG HOLDINGS LLC
By:	/s/ Brian Libman
Name: Brian Libman
Title: Manager

[Signature Page to Stock Purchase Agreement]